   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 14, 1997

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            RWD TECHNOLOGIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        MARYLAND                     7389                    52-1552720
(STATE OF INCORPORATION) (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
                          CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                   10480 LITTLE PATUXENT PARKWAY, SUITE 1200
                         COLUMBIA, MARYLAND 21044-3530
                                 410-730-4377
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RONALD E. HOLTZ
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            RWD TECHNOLOGIES, INC.
                   10480 LITTLE PATUXENT PARKWAY, SUITE 1200
                         COLUMBIA, MARYLAND 21044-3530
                                 410-730-4377
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF ALL COMMUNICATIONS,
INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR SERVICE, SHOULD BE SENT TO:

   RICHARD C. TILGHMAN, JR., ESQUIRE          GARY T. JOHNSON, ESQUIRE
        PIPER & MARBURY L.L.P.               JONES, DAY, REAVIS & POGUE
        36 SOUTH CHARLES STREET                 77 WEST WACKER DRIVE
       BALTIMORE, MARYLAND 21201            CHICAGO, ILLINOIS 60601-1692
             410-539-2530                           312-782-3939

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ___________________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] ____________________________________________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                     AMOUNT OF
                                               PROPOSED MAXIMUM     REGISTRATION
     TITLE OF SHARES TO BE REGISTERED      AGGREGATE OFFERING PRICE     FEE
--------------------------------------------------------------------------------
Common Stock, $.10 par value.............    $41,400,000.00(1)(2)    $12,546.00

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 450,000 shares of Common Stock subject to an option granted to the Underwriters solely to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED FEBRUARY 14, 1997

PROSPECTUS

                                3,000,000 SHARES

                                      LOGO
                                  COMMON STOCK

  All of the 3,000,000 shares of Common Stock offered hereby are being sold by RWD Technologies, Inc. ("RWD" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. Application has been made to list the Common Stock on The Nasdaq National Market under the symbol "RWDT."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................................    $          $            $
Total(3).....................................   $          $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company estimated at $985,000.
(3) The Company and certain Selling Stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to an aggregate of 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $    , $   , $    and $   , respectively. See "Underwriting."

  The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the
Common Stock will be made on or about    , 1997.

WILLIAM BLAIR & COMPANY                                    MONTGOMERY SECURITIES

                   THE DATE OF THIS PROSPECTUS IS     , 1997

 FOCUSING ON END-USER PERFORMANCE TO HELP CLIENTS COMPETE IN A GLOBAL ECONOMY

                            RWD TECHNOLOGIES, INC.

                           [GRAPHICS TO BE INSERTED]

    OUR MISSION IS TO SATISFY OUR CLIENTS BY ASSISTING WITH THE SUCCESSFUL IMPLEMENTATION AND OPERATION OF HIGH- TECHNOLOGY SYSTEMS AND EQUIPMENT. WE
BRING PEOPLE AND TECHNOLOGY TOGETHER BY FOCUSING ON THE INTEGRATION OF PEOPLE,
      ADVANCED TECHNOLOGY, AND SUPPORT SYSTEMS TO HELP END-USERS PERFORM
               SUCCESSFULLY IN COMPLEX OPERATIONAL ENVIRONMENTS.

     OUR COMMITMENT TO EXCELLENCE IS A FUNDAMENTAL TENET OF OUR MANAGEMENT PHILOSOPHY AND IS ACHIEVED THROUGH A PROCESS OF CONTINUOUS IMPROVEMENT.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each year.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless indicated otherwise, all information contained in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised, (ii) gives effect to the issuance of 5,926,727 shares upon the exercise of options concurrently with this offering (the "Concurrent Exercises") and (iii) reflects a 3-for-1 split of the shares of Common Stock to be effected prior to this offering. See "Underwriting" and "Description of Capital Stock."

                                  THE COMPANY

  RWD Technologies, Inc. provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments. As the scope and complexity of technology used by businesses accelerates and the global business environment becomes more competitive, companies are increasingly focused on maximizing the return on their advanced technology investments. To achieve this goal, companies must ensure their employees receive effective performance support, including the tools and training to operate these advanced systems effectively. Founded in 1988, the Company initially provided conventional performance support services such as classroom training and hard copy documentation to plant personnel in large industrial companies employing complex manufacturing systems and technologies. In recent years, the Company has expanded its performance support services to include the design, development and implementation of customized information technology solutions including Enhanced User Interface ("EUI") systems, Electronic Performance Support Systems ("EPSS"), Electronic Document Management Systems ("EDMS"), sales force automation systems and Internet/Intranet applications. More recently, RWD has expanded its services to include end-user training and performance support services essential to the effective implementation of enterprise-wide business process reengineering efforts (particularly SAP software implementation) and lean manufacturing consulting. All of the Company's services are designed to improve its clients' product quality, worker productivity and competitiveness and to ensure an attractive return on the clients' technology investments. The Company believes its focus on end-user performance, embedded in all its service offerings, differentiates it from many of its competitors in the performance support and information technology services marketplaces. The Company's registered service mark, "We bring people and technology together,"(R) succinctly describes the Company's activities.

  The Company's clients are primarily Fortune 200 companies having a need for large, diverse and recurring performance support and information technology solutions. In 1996, RWD provided services to 83 companies in 23 industries. Among these clients were seven of the Fortune 10 companies and 20 of the Fortune 100 companies. The Company's clients include Anheuser-Busch, Bristol-Myers Squibb, Chevron, Chrysler, Continental Cablevision, Deere & Company, Detroit Edison, Dow Chemical, Ford, Merck, Procter & Gamble and Steelcase. Chrysler engagements generated 33.2%, 33.9% and 28.5% of total revenue in 1994, 1995 and 1996, respectively. No other client generated more than 10% of total revenue in any of these years. Historically, a large percentage of the Company's revenue has come from follow-on business from its existing clients. For example, in each of the past three years, more than 80% of the year's total revenue was generated by clients that had been significant clients in the previous year; and, in each of these years, aggregate revenue generated by these repeat clients exceeded the previous year's total revenue by more than 25%. As the scope of the Company's services has become more comprehensive, average revenue per client has increased from $398,000 in 1994 to $783,000 in 1996, and the number of clients generating individually more than $1.0 million of annual revenue has grown from seven in 1994 to 19 in 1996.

  In 1996, the Company made significant inroads into global markets. The Company expanded its services to Ford to include the global implementation of lean manufacturing. To further augment these efforts, the Company expects to open an office in London in 1997. Moreover, the Company is helping petroleum companies improve the safety and efficiency of their overseas exploration and production operations. The Company has begun providing tailored training and documentation solutions to large companies installing enterprise-wide software applications in their worldwide operations and has entered into an alliance with Price Waterhouse to work together to provide implementation services. As a result of these developments, RWD expects that services to multi-national clients in their foreign operations will continue to grow.

  RWD manages each of its projects using proven state-of-the-art methodologies and formalized management techniques designed to ensure that each engagement meets the Company's high standards for quality and client satisfaction as well as its profitability objectives. The Company believes its structured project management process, combined with its flexible organizational structure and substantial commitment to internal training, positions RWD to achieve sustainable, long-term growth. The Company strives to provide a work environment and employee reward system that will enable it to attract, develop and retain highly skilled and motivated professionals. RWD is also committed to significant and broad-based employee stock ownership, believing this will maximize employees' dedication to the Company's growth and profitability. In addition to the co-founders' 56.8% post-offering, fully-diluted equity of the Company, 452 persons, or 70% of the Company's employees as of December 31, 1996, held options to purchase 18.1% of the post-offering, fully-diluted equity of the Company.

  Total revenue and operating income increased from $12.7 million and $702,000, respectively, in 1992 to $65.0 million and $8.7 million, respectively, in 1996, while the number of employees increased from 168 on December 31, 1992 to 648 on December 31, 1996. The Company believes demand for the types of services RWD provides has increased rapidly in recent years and will continue to do so as the gap between technological complexity and unsupported human capability continues to widen. The Company's growth strategy is designed to enhance its position as a comprehensive provider of performance support services and information technology solutions by (i) increasing sales to its existing client base, (ii) adding new clients and industries, (iii) broadening its range of service offerings, (iv) expanding the scope of its geographic presence, (v) maintaining its emphasis on recruiting and employee development and (vi) exploring complementary acquisitions.

  The Company was incorporated in Maryland in January 1988. The Company's executive offices are located at 10480 Little Patuxent Parkway, Suite 1200, Columbia, Maryland 21044-3530, and its telephone number is 410-730-4377.

                                  THE OFFERING

Shares Offered by the Company....................... 3,000,000 shares
Shares Outstanding Immediately After the Offering... 13,795,367 shares(1)
Use of Proceeds..................................... To repay $3.8 million owed to two stockholders and for
                                                     general corporate purposes,
                                                     including working capital
                                                     and possible acquisitions
Proposed Nasdaq National Market Symbol.............. RWDT

--------
(1) Excludes 3,221,160 shares issuable upon exercise of stock options outstanding on December 31, 1996, at a weighted average exercise price of $2.52 per share. See "Capitalization" and "Management--Employee Benefit Plans."

                            SUMMARY FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                              YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------
                                     1992    1993    1994     1995       1996
                                    ------- ------- ------- --------  -----------
  INCOME STATEMENT DATA:
   Revenue........................  $12,655 $18,418 $29,424 $47,132     $65,006
   Operating income...............      702   1,607   4,158   6,651       8,737
   Pro Forma Data(1):
    Net income....................  $   217 $   731 $ 2,384 $ 3,918     $ 5,168
    Net income per share..........                                      $  0.42
    Weighted average shares out-
     standing.....................                                       12,273
  OPERATING DATA:
   Number of employees (at end of
    year).........................      168     222     332     520         648
   Average revenue per client
    (000s)........................       na $   242 $   398 $   620     $   783
                                                         DECEMBER 31, 1996
                                                    -----------------------------
                                                                          PRO
                                                                         FORMA
                                                              PRO         AS
                                                    ACTUAL  FORMA(2)  ADJUSTED(3)
                                                    ------- --------  -----------
  BALANCE SHEET DATA:
   Cash and marketable securities.                  $ 5,534 $ 2,714     $28,619
   Working capital................                   12,053  (2,317)     27,388
   Total assets...................                   29,858  27,038      52,943
   Total debt.....................                    3,925  10,925       7,125
   Stockholders' equity...........                   20,132   5,537      35,242

 --------
 (1) For each of the fiscal years presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status."
 (2) Pro forma to give effect to the (i) cash payment of approximately $7.0 million and issuance by the Company of approximately $7.0 million of non-interest bearing, demand promissory notes (the "S Corporation Notes") to its stockholders prior to this offering (collectively, the "S Corporation Distribution"), representing earnings not previously distributed to the stockholders, (ii) establishment of a $4.8 million deferred tax liability, calculated as if the Company had converted from an S Corporation to a C Corporation as of December 31, 1996 and (iii) $4.2 million of cash proceeds to be received by the Company from the Concurrent Exercises. See "Dividend Policy and Prior S Corporation Status" and "Management--Executive Compensation--Option Exercises and Holdings."
 (3) Pro forma as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $11.00 per share and application of the net proceeds therefrom as described in "Use of Proceeds."


   The RWD Technologies, Inc. logo and the phrase, "We bring people and technology together,"(R) are registered service marks of the Company. All other trademarks or service marks appearing in this Prospectus are trademarks or registered service marks of the companies that utilize them.

   Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding development of the Company's services, markets and future demand for the Company's services and other statements herein regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements include risks and uncertainties; consequently, actual results may differ materially from those expressed or implied thereby. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

  Reliance on Key Clients; Industry Concentration. The Company has relied in the past, and expects to continue to rely for the foreseeable future, on a few key clients for a majority of its revenue. Chrysler, the Company's largest client, generated 33.2%, 33.9% and 28.5% of total revenue in 1994, 1995 and 1996, respectively. The Company's top five clients in 1994, 1995 and 1996 generated in the aggregate 62.1%, 57.8% and 51.4% of total revenue in 1994, 1995 and 1996, respectively. Automotive industry clients generated 46.9%, 43.5% and 40.6% of total revenue in 1994, 1995 and 1996, respectively. As a result of a significant contract with Ford Motor Company, RWD anticipates that its automotive industry concentration may increase in 1997 and that Ford Motor Company may generate more than 10% of the Company's revenue in 1997. The automotive industry is subject to cyclical and economic factors beyond the control of the Company which could negatively affect future demand for the Company's services from automotive clients. It is also possible that clients will develop or acquire in-house expertise in services similar to those provided by the Company, thereby significantly reducing demand for the Company's services. No assurance can be given that the Company will be able to maintain its existing client base, maintain or increase the level of revenue generated by its existing clients or be able to attract new clients. The loss of one or more of the Company's significant clients, especially Chrysler or Ford, or a substantial reduction in business from any of its significant clients, regardless of the reason, is likely to have a materially adverse effect on the Company. See "Business--Industries and Clients Served."

  Fluctuating Results; Project Risks. The Company's operating results have fluctuated from period to period in the past and may fluctuate significantly in future periods. These variations result from a number of factors, such as the number, significance and mix of client projects commenced or completed during a period and the number of business days in a particular period. It is difficult to forecast the timing of revenue because project cycles depend on factors such as the size and scope of assignments and circumstances specific to particular clients or industries. Third party products and services are integral to the success of certain of the Company's projects. To the extent third parties do not deliver effective products and services on a timely basis, the Company's project results could be negatively impacted. Additionally, employee utilization rates vary from period to period not only due to changes in the Company's volume of business but because of the timing of employee vacations, hiring and training, the amount of time spent by employees on marketing and project terminations or postponements. Client engagements are generally terminable with little or no notice or penalty, and a client's unanticipated decision to terminate or postpone a project may result in higher than expected numbers of unassigned Company professionals or severance costs, either of which could materially adversely affect the Company's results of operations. The Company's most significant expenses relate to salaries and benefits for its professional staff. Since these expenses are generally fixed, the Company's results of operations in a particular period may be materially adversely affected if revenue falls below expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Need to Attract and Retain Professional Employees. The Company's continued success and future growth will depend upon its ability to attract, develop and retain a sufficient number of highly skilled, motivated professional employees. Competition for personnel qualified to deliver most of the Company's services is intense, and many of the companies with which the Company competes for qualified professionals have substantially greater financial and other resources than the Company. Furthermore, competition for qualified personnel can be expected to increase as competition in the Company's service offerings increases. There can be no assurance that the Company will be able to recruit, develop and retain a sufficient number of highly skilled, motivated professionals to compete successfully. The loss of a significant number of professional personnel is likely to have a materially adverse effect on the Company's business prospects and results of operations, particularly its ability to complete existing projects or secure new projects. See "Business--Company Organization and Methodologies."

  Management of Growth. The Company's rapid growth has placed significant demands on the Company's management, administrative, operating and financial resources. The Company's ability to manage future growth will require the Company to continue to enhance its operating, financial and management information systems and to expand, develop, motivate and manage effectively a changing and expanding professional work force. If the Company is unable to manage growth effectively, the quality of the Company's services, its ability to retain key personnel and its results of operations are likely to be materially adversely affected. Should the Company acquire businesses in the future, there can be no assurance that it will be successful in integrating the acquired businesses into the Company's infrastructure or retaining their key professionals. Furthermore, there can be no assurance that the Company's business will continue to expand. The Company's growth could be adversely affected by client dissatisfaction with prior Company services, reductions in clients' spending allocations for services the Company provides, restrictions placed by clients on services to client competitors, increased competition, possible pricing or labor cost pressures and general economic trends. Also, the Company's enterprise-wide reengineering implementation support services will likely continue to depend, in part, upon its alliance with Price Waterhouse. Any adverse change in this relationship could materially adversely affect the Company's ability to generate or increase revenue from these services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--RWD Growth Strategy" and "--RWD Services."

  Risk of Client Dissatisfaction. The Company is subject to potential claims by dissatisfied clients that Company services or actions by RWD employees did not achieve the results expected by those clients or adversely impacted the clients' operations. Any such claim could have a materially adverse effect on the Company's results of operations and financial condition. The Company's failure to meet a client's expectations or the client's belief that RWD may have contributed to operating downtime could damage its relationship with that client and could damage the Company's reputation, thereby adversely affecting its ability to attract new or repeat business. See "Business--Risk Management."

  Dependence on Key Personnel. The success of the Company is highly dependent upon the efforts and abilities of its co-founders, Dr. Robert W. Deutsch, 73, and Mr. John H. Beakes, 54, the Chief Executive Officer and the Chief Operating Officer, respectively, as well as its Group Vice Presidents, Messrs. John E. Lapolla, 43, Kenneth J. Rebeck, 45, and Jeffrey W. Wendel, 42. Each of these individuals is party to an employment agreement with the Company containing customary noncompetition, nondisclosure and nonsolicitation covenants. There can be no assurance that these agreements will prevent the loss of any of these individuals or Company business. The loss of the services of any of these key executives could have a materially adverse effect upon the Company's business, results of operations and financial condition. See "Management."

  Budget Overruns. The majority of the Company's contracts are on a time and materials basis, although many of these contracts contain initial "not-to-exceed" fees and Company performance obligations. The remainder of the Company's contracts are on a fixed-price basis, particularly those related to the Company's information technology services. The failure of the Company to complete a project to the client's satisfaction within the "not-to-exceed" or fixed fee exposes the Company to unrecoverable budget overruns, which could have a materially adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks of Conducting International Operations. The Company expects that within the next several years, its international operations may increase significantly. Generally, the cost of doing business abroad is higher for U.S. businesses than the cost of doing business domestically. Therefore, the Company could experience a decline in its operating margins as the significance of its international operations increases. International operations and the provision of services in foreign markets are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national and regional labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--RWD Growth Strategy."

  Rapid Technological Change; Dependence on New Solutions. The Company's future success will depend on its ability to gain expertise in technological advances rapidly as well as to respond quickly to evolving industry trends and client needs. There can be no assurance that the Company will be successful in adapting to these advances in technology or in addressing changing client needs on a timely basis or, if the Company does gain such expertise, that it will be able to market new services successfully. There can be no assurance that the Company will satisfactorily complete projects where unproven technologies or tools are critical to the projects' success. In addition, there can be no assurance that the services or technologies developed by others will not significantly reduce demand for the Company's services or render the Company's services obsolete. See "Business--RWD's Services."

  Substantial Competition. The Company's service areas are highly competitive and are subject to low barriers to entry and rapid change. The Company faces competition for client assignments from a number of companies having significantly greater financial, technical and marketing resources and greater name recognition than the Company. Principal competitors for the Company's services include the consulting practices of the six largest national accounting firms as well as professional services groups of many large technology and management consulting companies. The Company also competes with smaller service providers whose specific, more narrowly focused service offerings may be more attractive to potential clients than the Company's multi-dimensional approach. In addition, clients may elect to use their internal resources to satisfy their needs for the services the Company provides. There can be no assurance that the Company will compete successfully with potential clients' internal resources or with existing or new competitors. See "Business--Competition."

  Limited Protection of Proprietary Expertise, Methodologies and Software. The Company's success is highly dependent upon its specialized and proprietary expertise, methodologies and software. To protect proprietary information, the Company relies only on a combination of trade secret laws, employee nondisclosure policies and third party confidentiality agreements. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior methodologies or software. Additionally, because the Company's engagements are work-for-hire based, the Company assigns ownership of all materials the Company develops specifically for its clients to those clients upon project completion. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future that would result in costly litigation or license arrangements regardless of the merits of such claims. See "Business--Intellectual Property and Other Proprietary Rights."

  Risks Associated with Acquisition Strategy. One of the elements of the Company's growth strategy is to pursue acquisitions that could provide well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. The Company has never made an acquisition, and there can be no assurance that it will be able to identify acceptable acquisition candidates or complete the acquisition of any identified candidates. A substantial portion of the Company's capital resources, including a portion of the net proceeds from this offering, could be used for these acquisitions. The Company may require additional debt or equity financings for future acquisitions, which may not be available on terms favorable to the Company, if at all. There also can be no assurance that the Company will be able to successfully integrate an acquisition into the Company's operations or that any acquired business will be able to be operated profitably by the Company. See "Business--RWD Growth Strategy."

  Control by Principal Stockholder. Dr. Deutsch and members of his family will beneficially own approximately 72.9% of the shares of Common Stock outstanding upon completion of this offering. As a result, Dr. Deutsch and his family will be able to control the outcome of all matters requiring a stockholder vote, including the election of the entire Board of Directors and the approval of significant corporate matters such as change of control transactions, thereby controlling the affairs and management of the Company. See "Principal Stockholders."

  Effect of Anti-Takeover Provisions. The Company's Board of Directors has the authority to issue preferred stock and to determine the price, rights, conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the Common Stock. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights, including economic rights, of the holders of any shares of preferred stock issued in the future. Any such issuance may discourage third parties from attempting to acquire control of the Company. Furthermore, the Company is subject to the anti-takeover provisions of the Maryland General Corporation Law which prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of five years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The Company is also subject to the control share acquisition provisions of the Maryland General Corporation Law, which provide that shares acquired by a person with certain levels of voting power have no voting rights unless approved by a stockholder vote of two-thirds of the votes entitled to be cast, excluding shares owned by the acquiror and by the Company's officers and employee-directors, and in certain circumstances, such shares may be redeemed by the Company. The application of these statutes and certain other provisions of the Company's Charter could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

  Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding 13,795,367 shares of Common Stock. Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price for the Company's Common Stock. Substantially all of the shares to be outstanding upon completion of this offering (other than the 3,000,000 shares being offered hereby) are subject to the lock-up agreements described below. Of the shares to be outstanding upon completion of this offering, 10,161,707 shares are "restricted," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). Of these restricted shares, 4,215,450 have been held for more than two years and, as such, will be salable upon expiration of the lock-up agreements described below, subject to certain volume and manner of sale restrictions under Rule 144 of the Securities Act.

  The 3,221,160 shares reserved for issuance upon exercise of options outstanding on December 31, 1996 and the 818,640 shares reserved for issuance upon exercise of future grants under the Company's stock option plan will be registered under the Securities Act 90 days after completion of this offering. The Company has an additional 175,000 shares of Common Stock reserved for issuance in connection with its Employee Stock Purchase Plan which the Company intends to register under the Securities Act no earlier than September 1, 1997. Other than shares subject to the lock-up agreements, shares registered under the Securities Act will be freely transferable upon issuance unless acquired by affiliates of the Company. Of the shares subject to outstanding options, 1,105,320 shares are issuable upon exercise of fully vested options, with 390,000 of such shares subject to the lock-up agreements described below. See "Management--Employee Benefit Plans" and "Shares Eligible for Future Sale."

  All directors, executive officers, principal stockholders and certain other officers of the Company who hold in the aggregate 10,641,227 shares of Common Stock (plus options to purchase an aggregate of 826,500 shares), and the Company have agreed not to sell or otherwise dispose of any of their shares or options for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. However, William Blair & Company, L.L.C., may, in its sole discretion and at any time without notice, release for public sale all or any portion of these shares subject to such lock-up agreements. See "Underwriting."

  No Prior Market for Common Stock; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and may not be indicative of market prices of the Common Stock after this offering. See "Underwriting." The market price of the Common Stock may be subject to significant fluctuations in response to variations in quarterly operating results and other events or factors, such as announcements of new services by the Company or its competitors and changes in financial estimates by securities analysts. Moreover, the stock market and the market prices of the shares of many technology companies in recent years have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of specific public companies. Broad market fluctuations, as well as economic conditions generally and in technology industries specifically, may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

  Dividend Policy; S Corporation Distribution. Until March 31, 1997, the Company will be treated as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the Company has made and, prior to that date, will make periodic distributions to its stockholders in amounts sufficient to enable the stockholders to pay income taxes on account of the Company's earnings. Following consummation of this offering, the Company does not anticipate paying any further cash dividends for the foreseeable future. As of March 31, 1997, the Company will convert from S Corporation to C Corporation status. In connection with this conversion, the Company will effect the S Corporation Distribution to its stockholders. As a result of the S Corporation Distribution, consisting of an aggregate of approximately $7.0 million in cash and $7.0 million of S Corporation Notes, the Company's retained earnings and stockholders' equity will be significantly reduced. In addition, the Company will record a one-time, non-cash charge against earnings in the three months ending March 31, 1997, resulting from a deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status. Had the Company recorded this liability on December 31, 1996, the amount of this charge would have been approximately $4.8 million. However, the amount to be recorded upon conversion may be materially higher or lower than $4.8 million, depending primarily upon the timing of accounts receivable collections through the date of conversion. This tax liability will become due ratably over the four years following conversion. See "Dividend Policy and Prior S Corporation Status," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Dilution. Investors participating in this offering will incur immediate and substantial dilution in the tangible book value of their shares. To the extent that currently outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered hereby are estimated to be approximately $29.7 million ($32.8 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses. The Company will use $3.8 million of the net proceeds to retire notes issued to the Company's co-founders to evidence loans made to the Company at various times from 1988 to 1991, which bear interest at 9% per annum and mature on March 31, 1998 (the "Stockholder Notes"). The Company will use the remaining net proceeds (plus the $4.2 million of cash proceeds from the Concurrent Exercises) for working capital to support the planned growth of its business and for other general corporate purposes, which may include the acquisition of complementary businesses. From time to time, the Company evaluates possible acquisitions, but is not currently considering any specific acquisition. The Company intends to invest the net proceeds from this offering in interest-bearing, investment-grade obligations pending application thereof in the manner described above.

                 DIVIDEND POLICY AND PRIOR S CORPORATION STATUS

  From its inception in January 1988 until March 31, 1997, the Company was subject to taxation under Subchapter S of the Code. As a result, the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's stockholders during that time rather than to the Company. Primarily to provide funds for tax obligations payable by its stockholders on account of the Company's income in 1995 and 1996, the Company made $691,300 of cash distributions during 1996 to its stockholders. In connection with its conversion from S Corporation to C Corporation status, the Company will effect the S Corporation Distribution (consisting of an aggregate of approximately $7.0 million in cash payments and the issuance of approximately $7.0 million principal amount of S Corporation Notes) to the Company's stockholders on March 27, 1997. The S Corporation Distribution represents the stockholders' proportionate interest in Company earnings which had not been distributed to the stockholders prior to the conversion date. See "Certain Transactions."

  Following this offering, the Company does not intend to pay cash dividends as it intends to retain all earnings to support its planned growth. Any future dividends will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  At December 31, 1996, the following table sets forth: (i) the actual total short-term debt and total capitalization of the Company; (ii) such short-term debt and capitalization on a pro forma basis to give effect to the S Corporation Distribution, the Concurrent Exercises and recognition of a deferred tax liability resulting from conversion to C Corporation status; and
(iii) such pro forma short-term debt and capitalization as adjusted to reflect the sale of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and application of the net proceeds therefrom (including retirement of the Stockholder Notes), after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with the Company's Financial Statements and related Notes thereto and other financial information appearing elsewhere in this Prospectus. See "Use of Proceeds," "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                                         DECEMBER 31, 1996
                                                   -----------------------------
                                                                      PRO FORMA
                                                   ACTUAL  PRO FORMA AS ADJUSTED
                                                   ------- --------- -----------
                                                          (IN THOUSANDS)
Short-term debt:
  S Corporation Notes............................  $   --   $ 7,000    $ 7,000
  Current portion of capital lease obligation....       42       42         42
  Stockholder Notes..............................    3,800    3,800        --
                                                   -------  -------    -------
    Total short-term debt........................  $ 3,842  $10,842    $ 7,042
                                                   =======  =======    =======
Capital lease obligation, net of current portion.  $    83  $    83    $    83
                                                   -------  -------    -------
Stockholders' equity:
  Common Stock, $0.10 par value; 50,000,000
   shares authorized; 4,859,640 shares issued and
   outstanding actual; 10,786,367 shares issued
   and outstanding pro forma; 13,786,367 shares
   issued and outstanding pro forma as adjust-
   ed(1).........................................      486    1,079      1,379
  Additional paid-in capital.....................    2,754    6,341     35,746
  Retained earnings (accumulated deficit)........   16,892   (1,883)    (1,883)
                                                   -------  -------    -------
    Total stockholders' equity...................   20,132    5,537     35,242
                                                   -------  -------    -------
      Total capitalization.......................  $20,215  $ 5,620    $35,325
                                                   =======  =======    =======

--------
(1) Actual shares outstanding assume the Concurrent Exercises had not occurred and exclude 9,194,160 shares issuable upon exercise of all options that were outstanding on December 31, 1996. Pro forma and pro forma as adjusted information assume the occurrence of the Concurrent Exercises and exclude the 3,221,160 shares issuable upon exercise of options outstanding on December 31, 1996, having a weighted average exercise price of $2.52 per share. All share amounts exclude 818,640 shares reserved for issuance upon exercise of future option grants under the Company's Amended and Restated Equity Participation Plan and 175,000 shares reserved for issuance in connection with the Company's Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and Note 5 of Notes to Financial Statements.

                                   DILUTION

  At December 31, 1996, the pro forma net tangible book value of the Company was $5.5 million, or $0.51 per share of Common Stock after giving effect to the S Corporation Distribution, recognition of a $4.8 million deferred tax liability resulting from converting to a C Corporation and the Concurrent Exercises. Pro forma net tangible book value per share is determined by dividing the pro forma tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock as of that date. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses, the Company's pro forma net tangible book value as of December 31, 1996 would have been $35.2 million, or $2.56 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.05 per share and an immediate dilution to new investors of $8.44 per share. The following table illustrates the per share dilution:

     Assumed initial public offering price.......................       $ 11.00
     Pro forma tangible book value before offering............... $0.51
     Increase attributable to new investors......................  2.05
                                                                  -----
     Pro forma net tangible book value after the offering........          2.56
                                                                        -------
     Dilution to new investors...................................       $  8.44
                                                                        =======

  On a pro forma basis after giving effect to the S Corporation Distribution and the Concurrent Exercises, the following table summarizes, as of December 31, 1996, differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share, assuming an initial public offering price of $11.00 per share but before deducting the underwriting discount and estimated offering expenses:

                                                                   AVERAGE PRICE
                             SHARES PURCHASED  TOTAL CONSIDERATION   PER SHARE
                            ------------------ ------------------- -------------
                              NUMBER   PERCENT   AMOUNT    PERCENT
                            ---------- ------- ----------- -------
Existing stockholders...... 10,786,367  78.2%  $ 7,420,000  18.4%     $ 0.69
New investors..............  3,000,000  21.8    33,000,000  81.6       11.00
                            ---------- ------  ----------- ------
  Total.................... 13,786,367 100.0%  $40,420,000 100.0%
                            ========== ======  =========== ======

  At December 31, 1996, there were also outstanding options to purchase an additional 3,221,160 shares of Common Stock at a weighted average exercise price of $2.52 per share. To the extent these options are exercised, there will be further dilution to new investors in the net tangible book value of their shares. See "Capitalization," "Management--Employee Benefit Plans" and
Note 5 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and related Notes thereto and other financial information included elsewhere in this Prospectus. The balance sheet and income statement data at and for the years ended December 31, 1993, 1994, 1995 and 1996, are derived from the Company's Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The balance sheet and income statement data at and for the year ended December 31, 1992 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Company.

                                           YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                    1992     1993     1994     1995      1996
                                   -------  -------  -------  -------  --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenue........................  $12,655  $18,418  $29,424  $47,132  $ 65,006
  Cost of services...............   10,217   14,654   21,751   35,269    48,132
                                   -------  -------  -------  -------  --------
  Gross profit...................    2,438    3,764    7,673   11,863    16,874
  General and administrative ex-
   penses........................    1,736    2,157    3,515    5,212     8,137
                                   -------  -------  -------  -------  --------
  Operating income...............      702    1,607    4,158    6,651     8,737
  Other income (expense), net....     (321)    (368)    (185)    (121)     (123)
                                   -------  -------  -------  -------  --------
  Income before taxes............      381    1,239    3,973    6,530     8,614
  Provision for income taxes.....       34       45       60      168       365
                                   -------  -------  -------  -------  --------
  Net income.....................  $   347  $ 1,194  $ 3,913  $ 6,362  $  8,249
                                   =======  =======  =======  =======  ========
  Pro Forma Data(1):
    Provision for income taxes...  $   164  $   508  $ 1,589  $ 2,612  $  3,446
    Net income...................  $   217  $   731  $ 2,384  $ 3,918  $  5,168
                                   =======  =======  =======  =======  ========
    Net income per share.........                                      $  0 .42
    Weighted average shares
     outstanding.................                                        12,273
BALANCE SHEET DATA (AT YEAR END):
  Cash and marketable securities.  $    26  $ 2,292  $ 1,726  $ 2,394  $  5,534
  Working capital................    1,908    4,600    7,620   11,439    12,053
  Total assets...................    4,466   10,171   14,533   23,658    29,858
  Total debt.....................    3,952    4,677    4,276    6,500     3,925
  Stockholders' equity (deficit).     (712)   2,484    6,397   12,758    20,132

--------
(1) For each of the fiscal years presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  RWD provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments. The Company was founded in 1988 by Dr. Robert W. Deutsch, the Company's Chief Executive Officer, and Mr. John H. Beakes, the Company's Chief Operating Officer. Since 1991, its third year of operations, the Company has been profitable in every quarter. Since inception, the Company has significantly expanded its client base and the breadth of its service offerings. The Company manages each project using proven state-of-the-art methodologies and formalized management techniques designed to ensure that each engagement meets the Company's high standards for quality and client satisfaction as well as its profitability objectives. Revenue increased by $17.9 million, or 37.9%, from $47.1 million in 1995 to $65.0 million in 1996. The Company's operating income increased by $2.1 million, or 31.4%, from $6.7 million in 1995 to $8.7 million in 1996.

  Almost all of RWD's revenue is generated from professional fees. The majority of the Company's contracts are on a time-and-materials basis, although many of these contracts contain initial "not-to-exceed" fees and Company performance obligations. The remainder of the Company's contracts are on a fixed-price basis, particularly those related to the Company's information technology services. All revenue is recognized using the percentage-of-completion method. The Company typically bills all contracts on a monthly basis, and senior management reviews outstanding accounts receivable balances weekly to monitor client satisfaction and collections. The Company's projects are typically completed in as few as one to as many as 24 months.

  One of the contributing factors to the Company's revenue growth has been the increase in the breadth of its service offerings. Prior to 1990, the Company offered conventional performance support services. Since that time, the Company has added information technology services, including EPSS in 1990, EUI systems in 1991 and EDMS in 1992, lean manufacturing consulting services in 1993 and enterprise-wide software implementation support services in 1994. In 1996, RWD provided services to 83 companies in 23 industries. Chrysler engagements generated 33.2%, 33.9% and 28.5% of total revenue in 1994, 1995 and 1996, respectively. No other client generated more than 10% of total revenue in any of these years. Automotive industry clients generated 46.9%, 43.5% and 40.6% of total revenue in 1994, 1995 and 1996, respectively. As a result of a significant contract with Ford Motor Company, RWD anticipates that its automotive industry concentration may increase in 1997 and that Ford Motor Company may generate more than 10% of the Company's revenue in 1997. Historically, a large percentage of the Company's revenue has come from follow-on business from its existing clients. For example, in each of the past three years, over 80% of the year's total revenue was generated by clients that had been significant clients in the previous year; and, in each of those years, aggregate revenue generated by these repeat clients exceeded the previous year's total revenue by over 25%. As the scope of the Company's services has become more comprehensive, average revenue per client has increased from $398,000 in 1994 to $783,000 in 1996, and the number of clients generating individually more than $1.0 million of annual revenue increased from seven in 1994 to 19 in 1996.

  Gross profit margins per project and professional staff utilization rates are critical to the Company's financial performance. The Company manages these parameters by carefully establishing and monitoring project budgets and timetables and by closely tracking staffing requirements for projects in progress and anticipated projects. The status of all projects in progress and personnel utilization are reviewed twice per month by project managers, first line supervisors and senior management to ensure client satisfaction and to monitor performance relative to internal financial and operating expectations. The number of professionals assigned to a project varies according to the size, complexity, duration and demands of the project. Professional staff utilization rates vary from period to period not only because of variations in the Company's volume of business but because of the timing of employee vacations, hiring and training, the amount of time spent by employees on marketing and project terminations or postponements. Client engagements are generally terminable with little or no notice or penalty, and a client's unanticipated decision to terminate or postpone a project may result in higher than expected unassigned Company professionals or severance expenses.

  The principal components of cost of services are compensation and benefits to the Company's professional staff. Cost of services also includes training and travel expenses for the Company's professional staff, fees paid to subcontractors and depreciation of capital equipment provided to the professional staff. The Company does not maintain a separate marketing or sales staff, and time devoted by professional personnel to marketing is included in cost of services as are costs associated with administrative personnel that directly support the Company's professional staff. General and administrative expenses are primarily comprised of salaries for corporate, accounting and other headquarters executive and administrative personnel and other corporate overhead. During all periods discussed, the Company was an S Corporation and, accordingly, was not subject to federal or most state corporate income taxes. Therefore, the provision for income taxes consists only of state and local income taxes payable directly by the Company, including a Michigan corporate tax. The pro forma provision for income taxes assumes the Company was subject to federal, state and local income taxes applicable to C Corporations and was calculated using effective tax rates of 43.0%, 41.0%, 40.0%, 40.0% and 40.0%, respectively, in each of the five years ended December 31, 1996.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, income statement data expressed as a percentage of revenue and the percentage change in such items versus the prior comparable period.

                           PERCENTAGE OF REVENUE
                          -------------------------
                          YEAR ENDED DECEMBER 31,    PERCENTAGE INCREASE (DECREASE)
                          -------------------------  ------------------------------------
                            1994     1995     1996    1994 TO 1995         1995 TO 1996
                          -------  -------  -------  ---------------      ---------------
Revenue.................    100.0%   100.0%   100.0%               60.2%                37.9%
Cost of services........     73.9     74.8     74.0                62.1                 36.5
                          -------  -------  -------
Gross profit............     26.1     25.2     26.0                54.6                 42.2
General and administra-
 tive expenses..........     12.0     11.1     12.5                48.3                 56.1
                          -------  -------  -------
Operating income........     14.1     14.1     13.5                59.9                 31.4
Other income (expense),
 net....................     (0.6)    (0.3)    (0.2)              (35.1)                 2.2
                          -------  -------  -------
Income before taxes.....     13.5     13.8     13.3                64.4                 31.9
Provision for income
 taxes..................      0.2      0.4      0.6               181.8                116.6
                          -------  -------  -------
Net income..............     13.3%    13.4%    12.7%               62.6                 29.7
                          =======  =======  =======
Pro Forma Data:
 Provision for income
  taxes.................      5.4%     5.5%     5.3%               64.4                 31.9
 Net income.............      8.1%     8.3%     8.0%               64.4                 31.9
                          =======  =======  =======

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenue. Revenue increased by $17.9 million, or 37.9%, from $47.1 million in 1995 to $65.0 million in 1996. The Company experienced growth in each of its service areas from 1995 to 1996, with enterprise-wide software implementation support services revenue increasing by 75.8%, from $7.6 million to $13.4 million; lean manufacturing consulting revenue increasing by 99.8%, from $3.8 million to $7.7 million; information technology services revenue increasing by 84.0%, from $9.4 million to $17.2 million; and conventional performance support services revenue increasing by 1.4%, from $26.3 million to $26.7 million. Conventional performance support services, enterprise-wide software implementation support services, information technology services and lean manufacturing consulting services generated 41.0%, 20.7%, 26.5% and 11.8% of total revenue, respectively, in 1996 compared to 55.8%, 16.2%, 19.9% and 8.1% of total revenue, respectively, in 1995.

  Revenue from the Company's largest client, Chrysler, increased by 16.3%, from $16.0 million in 1995 to $18.6 million in 1996, primarily as a result of increases in information technology and lean manufacturing consulting services provided by the Company.

  Gross Profit. Gross profit increased by $5.0 million, or 42.2%, from $11.9 million in 1995 to $16.9 million in 1996 and increased from 25.2% of revenue in 1995 to 26.0% of revenue in 1996. This increase in the gross margin resulted from an increase in billing rates charged to clients, partially offset by a decline in professional staff utilization. In addition, reimbursable expenses made up a smaller proportion of revenue, increasing the gross margin because these expenses are reimbursed to the Company generally without significant mark-up.

  General and Administrative Expenses. General and administrative expenses increased by $2.9 million, or 56.1%, from $5.2 million in 1995 to $8.1 million in 1996, increasing from 11.1% of revenue in 1995 to 12.5% of revenue in 1996. This increase in general and administrative expenses as a percentage of revenue resulted primarily from increased rent associated with expansion of existing offices and increased depreciation associated with purchases of furniture, computer and office equipment and leasehold improvements.

  Operating Income. As a result of the foregoing, the Company's operating income increased by $2.1 million, or 31.4%, from $6.7 million in 1995 to $8.7 million in 1996 but declined from 14.1% of revenue in 1995 to 13.5% of revenue in 1996.

  Other Income (Expense). Other expense was $120,500 in 1995 and $123,100 in 1996. In both years, this expense consisted primarily of interest paid on the Stockholder Notes and the Company's line of credit, partially offset by interest income from cash balances.

  Pro Forma Net Income. Pro forma net income increased by $1.3 million, or 31.9% from $3.9 million in 1995 to $5.2 million in 1996 but declined slightly from 8.3% of revenue in 1995 to 8.0% of revenue in 1996. Pro forma net income in 1995 and 1996 assumes the Company was taxed for federal and state income tax purposes as a C Corporation at an effective rate of 40.0%.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenue. Revenue increased by $17.7 million, or 60.2%, from $29.4 million in 1994 to $47.1 million in 1995. The Company experienced growth in all of its service areas in 1995 compared to 1994, with enterprise-wide software implementation support services revenue increasing by 451.8%, from $1.4 million to $7.6 million; lean manufacturing consulting revenue increasing by 81.0%, from $2.1 million to $3.8 million; conventional performance support services revenue increasing by 38.5%, from $19.0 million to $26.3 million; and information technology services revenue increasing by 35.1%, from $6.9 million to $9.4 million. Conventional performance support services, enterprise-wide software implementation support services, information technology services and lean manufacturing consulting services generated 55.8%, 16.2%, 19.9% and 8.1% of total revenue, respectively, in 1995, compared to 64.5%, 4.7%, 23.6% and 7.2% of total revenue, respectively, in 1994.

  Revenue from the Company's largest client, Chrysler, increased by $6.2 million, or 63.2%, from $9.8 million in 1994 to $16.0 million in 1995, primarily as a result of increases in conventional performance support services provided by RWD. The Company also had significant increases in its information technology services and began providing lean manufacturing consulting services to Chrysler in 1995, both of which contributed to the revenue increase.

  Gross Profit. Gross profit increased by $4.2 million, or 54.6%, from $7.7 million in 1994 to $11.9 million in 1995 but declined from 26.1% of revenue in 1994 to 25.2% of revenue in 1995. This decline in the gross margin resulted from increases in training, benefits and other personnel-related costs, including increased depreciation expense from the purchase of additional computer equipment for professional staff. The professional staff utilization rate declined slightly in 1995, which also adversely affected the gross margin.

  General and Administrative Expenses. General and administrative expenses increased by $1.7 million, or 48.3%, from $3.5 million in 1994 to $5.2 million in 1995 but declined from 12.0% of revenue in 1994 to 11.1% of revenue in 1995. This decline in general and administrative expenses as a percentage of revenue resulted primarily from efficiencies achieved in benefits and professional services expenses, which were offset in part by increased expenditures to support new services and the opening of additional offices.

  Operating Income. As a result of the foregoing, the Company's operating income increased by $2.5 million, or 59.9%, from $4.2 million in 1994 to $6.7 million in 1995 and remained constant at 14.1% of revenue in both 1994 and 1995.

  Other Income (Expense). Other expense decreased from $185,800 in 1994 to $120,500 in 1995. Interest expense remained relatively constant while the Company generated more interest income from higher cash balances in 1995.

  Pro Forma Net Income. Pro forma net income increased by $1.5 million, or 64.4%, from $2.4 million in 1994 to $3.9 million in 1995 and increased from 8.1% of revenue in 1994 to 8.3% of revenue in 1995. Pro forma net income in 1994 and 1995 assumes the Company was taxed for federal and state income tax purposes as a C Corporation at an effective rate of 40.0%.

SELECTED QUARTERLY OPERATING RESULTS

  The following tables set forth unaudited income statement data for each of the eight quarters in the two year period beginning January 1, 1995 and ending December 31, 1996, as well as the percentage of the Company's revenue represented by each item. In management's opinion, this unaudited information has been prepared on a basis consistent with the Company's annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                  THREE MONTH PERIOD ENDED
                         ------------------------------------------------------------------------------
                         MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1995      1995      1995      1995      1996      1996      1996      1996
                         --------- --------  --------- --------  --------- --------  --------- --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenue................  $10,199  $11,838    $12,562  $12,533    $14,632  $15,999    $16,606  $17,769
 Cost of services.......    7,382    8,628      9,543    9,716     10,863   11,717     12,382   13,170
                          -------  -------    -------  -------    -------  -------    -------  -------
 Gross profit...........    2,817    3,210      3,019    2,817      3,769    4,282      4,224    4,599
 General and adminis-
  trative expenses......    1,204    1,329      1,269    1,410      1,820    1,938      2,107    2,272
                          -------  -------    -------  -------    -------  -------    -------  -------
 Operating income.......    1,613    1,881      1,750    1,407      1,949    2,344      2,117    2,327
 Other income (ex-
  pense), net...........      (48)     (30)       (19)     (24)       (61)     (48)         4      (18)
                          -------  -------    -------  -------    -------  -------    -------  -------
 Income before taxes....    1,565    1,851      1,731    1,383      1,888    2,296      2,121    2,309
 Provision for income
  taxes.................       40       48         45       35         70       70         75      150
                          -------  -------    -------  -------    -------  -------    -------  -------
 Net income.............  $ 1,525  $ 1,803    $ 1,686  $ 1,348    $ 1,818  $ 2,226    $ 2,046  $ 2,159
                          =======  =======    =======  =======    =======  =======    =======  =======
 Pro Forma Data (1):
   Provision for income
    taxes...............  $   626  $   740    $   692  $   554    $   755  $   918    $   848  $   925
   Net income...........  $   939  $ 1,111    $ 1,039  $   829    $ 1,133  $ 1,378    $ 1,273  $ 1,384
                          =======  =======    =======  =======    =======  =======    =======  =======
   Net income per share.                                          $  0.09  $  0.11    $  0.10  $  0.11
   Weighted average
    shares outstanding..                                           12,273   12,273     12,273   12,273
                                                 AS A PERCENTAGE OF REVENUE
                         ------------------------------------------------------------------------------
 Revenue................    100.0%   100.0%     100.0%   100.0%     100.0%   100.0%     100.0%   100.0%
 Cost of services.......     72.4     72.9       76.0     77.5       74.2     73.2       74.6     74.1
                          -------  -------    -------  -------    -------  -------    -------  -------
 Gross profit...........     27.6     27.1       24.0     22.5       25.8     26.8       25.4     25.9
 General and adminis-
  trative expenses......     11.8     11.2       10.1     11.3       12.4     12.1       12.7     12.8
                          -------  -------    -------  -------    -------  -------    -------  -------
 Operating income.......     15.8     15.9       13.9     11.2       13.3     14.7       12.7     13.1
 Other income (ex-
  pense), net...........     (0.5)    (0.3)      (0.2)    (0.2)      (0.4)    (0.3)       0.0     (0.1)
                          -------  -------    -------  -------    -------  -------    -------  -------
 Income before taxes....     15.3     15.6       13.8     11.0       12.9     14.3       12.8     13.0
 Provision for income
  taxes.................      0.4      0.4        0.4      0.3        0.5      0.4        0.5      0.8
                          -------  -------    -------  -------    -------  -------    -------  -------
 Net income.............     14.9%    15.2%      13.4%    10.7%      12.4%    13.9%      12.3%    12.2%
                          =======  =======    =======  =======    =======  =======    =======  =======
 Pro forma data (1):
   Provision for income
    taxes...............      6.1%     6.3%       5.5%     4.4%       5.2%     5.7%       5.1%     5.2%
   Net income...........      9.2%     9.3%       8.3%     6.6%       7.7%     8.6%       7.7%     7.8%
                          =======  =======    =======  =======    =======  =======    =======  =======

--------
(1) For each of the periods presented, the Company was an S Corporation and, accordingly, was not subject to federal and certain state corporate income taxes. The pro forma information has been computed as if the Company were subject to federal and all applicable state corporate income taxes for each of the periods presented assuming the tax rate that would have applied had the Company been taxed as a C Corporation. See "Dividend Policy and Prior S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary capital need is for working capital and capital expenditures necessary to support its growth. Since its inception, the Company has financed its operations and capital expenditures primarily with cash flow from operations and approximately $3.8 million in stockholder debt and $3.0 million in equity provided by the Company's co-founders. This stockholder debt and equity was primarily provided from 1988 through 1991. See "Certain Transactions."

  The Company's cash and marketable securities were $5.5 million at December 31, 1996, compared to $2.4 million at December 31, 1995 and $1.7 million at December 31, 1994. Increases in cash and marketable securities were attributable primarily to increases in cash provided by operations, partially offset by investments in equipment necessary to support the Company's increasing number of employees. The Company's working capital was $12.1 million at December 31, 1996, $11.4 million at December 31, 1995 and $7.6 million at December 31, 1994.

  The Company's operating activities provided cash of $11.9 million in 1996 compared to $3.0 million in 1995 and $459,000 in 1994. These increases in cash provided by operations resulted from higher net income, depreciation and accounts payable partially offset in 1995 by increases in contract accounts receivable balances at year-end.

  Investing activities used cash of $5.0 million in 1996, compared to $4.0 million in 1995 and $1.2 million in 1994. Cash used in investing activities consisted primarily of purchases of computer and office equipment, office furniture and leasehold improvements.

  Financing activities used cash of $3.8 million in 1996, compared to providing $1.4 million of cash in 1995 and $459,000 in 1994. In all periods, financing activities consisted primarily of borrowings and repayments under the Company's line of credit. In 1996, Common Stock was repurchased by the Company from departing employees for $214,100 pursuant to stock restriction agreements. In addition, the Company distributed an aggregate of $691,300 to its stockholders to enable them to pay income taxes on the Company's 1995 S Corporation earnings.

  The Company has a $7.5 million unsecured revolving line of credit with a commercial bank, which bears interest at the 30-day LIBOR rate, plus 1.75% (7.44% on December 31, 1996). The Company utilizes this line of credit to finance a portion of its working capital needs. There was a $476,200 outstanding balance on December 31, 1994, a $2.7 million outstanding balance on December 31, 1995 and no balance outstanding on December 31, 1996.

  In connection with its conversion to C Corporation status to be effected on March 31, 1997, the Company will make the S Corporation Distribution, of which approximately $7.0 million will be paid in cash from the Company's working capital and $7.0 million paid by issuance of the S Corporation Notes. The Company expects to repay the S Corporation Notes from operating cash flow in 1997. In addition, the Company intends to repay the $3.8 million of Stockholder Notes from the net proceeds of this offering.

  The Company will record a one-time, non-cash charge against earnings in the first quarter of 1997 resulting from a deferred tax liability in connection with the Company's conversion from S Corporation to C Corporation status. This tax liability will become due ratably over the four years beginning in 1997. If this deferred tax liability had been established on December 31, 1996, the liability would have been approximately $4.8 million. Since the Company pays income taxes on a cash basis, the deferred tax liability to be established upon conversion to C Corporation status may be materially higher or lower than $4.8 million, depending primarily upon the timing of the Company's accounts receivable collections through the date of conversion.

  During 1997, the Company expects to make between $4.0 million and $5.0 million in capital expenditures, primarily for office furniture, computer and office equipment and leasehold improvements to support the anticipated growth in its professional and administrative staff. These capital expenditures currently are expected to be funded from available cash, although the Company may consider alternative financing methods, such as equipment leases or asset-based borrowings.

  The Company believes the net proceeds from this offering and the $4.2 million in cash proceeds from the Concurrent Exercises, together with its current cash balances, cash provided by future operations and its line of credit, will be sufficient to meet the Company's working capital and cash needs for at least the next 12 months.

EFFECTS OF INFLATION

  Inflation has not had a significant effect on the Company's business during the past three years. The Company cannot predict what effect, if any, inflation may have on its future results of operations.

                                   BUSINESS

INTRODUCTION

  RWD Technologies, Inc. provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments. As the scope and complexity of technology used by businesses accelerates and the global business environment becomes more competitive, companies are increasingly focused on maximizing the return on their advanced technology investments. To achieve this goal, companies must ensure their employees receive effective performance support, including the tools and training to operate these advanced systems effectively. Founded in 1988, the Company initially provided conventional performance support services such as classroom training and hard copy documentation to plant personnel in large industrial companies employing complex manufacturing systems and technologies. In recent years, the Company has expanded its performance support services to include the design, development and implementation of customized information technology solutions including Enhanced User Interface ("EUI") systems, Electronic Performance Support Systems ("EPSS"), Electronic Document Management Systems ("EDMS"), sales force automation systems and Internet/Intranet applications. More recently, RWD has expanded its services to include end-user training and performance support services essential to the effective implementation of enterprise-wide business process reengineering efforts (particularly SAP software implementation) and lean manufacturing consulting. All of the Company's services are designed to improve its clients' product quality, worker productivity and competitiveness and to ensure an attractive return on its clients' technology investments. The Company believes its focus on end-user performance, embedded in all its service offerings, differentiates the Company from many of its competitors in the performance support and information technology services marketplaces. The Company's registered service mark, "We bring people and technology together,"(R) succinctly describes the Company's activities.

  RWD was founded in January 1988 by Dr. Robert W. Deutsch and Mr. John H. Beakes. For the 21 years prior to founding RWD, Dr. Deutsch was the Chief Executive Officer of General Physics Corporation ("General Physics"), a company he founded while a Professor of Nuclear Science and Engineering at The Catholic University of America in Washington, D.C. During Dr. Deutsch's tenure, General Physics became a leading provider of plant operator training services to the nuclear power industry and professional services to the defense industry. General Physics completed an initial public offering in 1982 and by 1987 had grown to 1,700 employees, with annual revenue of $115 million. Mr. Beakes is a graduate of the U.S. Naval Academy and served for eight years in the U.S. Navy's Nuclear Submarine Service. He joined General Physics in 1974 and had advanced to the position of Executive Vice President and Chief Operating Officer by 1985. A change of control and resulting shift in operating philosophy precipitated Dr. Deutsch's and Mr. Beakes's decision to leave General Physics at the end of 1987.

  Based on their experience at General Physics, Dr. Deutsch and Mr. Beakes believed large U.S. industrial companies were making substantial investments in automation and other advanced operating technologies but achieving relatively low returns on these investments. They concluded this was the result of plant workers having inadequate training and performance support systems. Dr. Deutsch and Mr. Beakes formed RWD with the objective of applying to large U.S. industrial companies the performance support methodologies proven to be successful in the nuclear power industry. The Company's first significant client was Chrysler. The Company's client list has grown to include other clients in the automotive industry as well as clients in the chemical, consumer products, pharmaceutical and telecommunications industries, among others. In 1996, RWD provided services to 83 companies in 23 industries. Among these clients were seven of the Fortune 10 companies and 20 of the Fortune 100 companies. The Company's clients include Anheuser-Busch, Bristol-Myers Squibb, Chevron, Chrysler, Continental Cablevision, Deere & Company, Detroit Edison, Dow Chemical, Ford, Merck, Procter & Gamble, and Steelcase. Chrysler engagements generated 33.2%, 33.9% and 28.5% of total revenue in 1994, 1995 and 1996, respectively. No other client generated more than 10% of total revenue in any of these years.

BUSINESS OPPORTUNITIES

  In recent years, the scope and complexity of technology used by businesses worldwide have grown rapidly, outpacing the typical worker's unsupported capability to understand and operate this technology. This widening gap between technological complexity and worker competence significantly limits a company's ability to realize the full benefits of its technology investments. RWD believes this trend has accelerated the demand for a variety of performance support tools. These tools include customized performance-based training programs, custom-designed job aids and software systems for task support, all of which accelerate the time to competency for end users.

  Workers operating highly complex and expensive equipment are critical to a company's productivity and competitiveness. Companies are faced with the challenge of ensuring their work forces have the skills necessary to maximize productivity. This is typically in an environment of high labor turnover, constant upgrading of technologies and retirement of senior employees whose knowledge has been critical to operations. Workers are supported by operating, maintenance and reference materials and training which often are poorly designed, contain extraneous information, are difficult to update and modify and are delivered inefficiently. With rapid advances in software technology, including the transition from mainframe to distributed client/server environments and the development of Internet/Intranet technologies, companies increasingly seek support systems that are user friendly and reduce worker time to competency while increasing their productivity. Information technology solutions such as EUI systems, EPSS and EDMS are designed to provide end users with critical, real-time information, in order to allow them to operate and maintain equipment employing a wide range of advanced technologies safely and efficiently.

  Rapid technological advancements during the past several years have contributed to heightened global competition in virtually all industries. This global competition has provided the impetus for companies to reengineer business processes, information systems and individual workers' job functions to improve productivity and responsiveness to market trends. For example, a growing number of large companies have begun to implement enterprise-wide software systems such as SAP, a state-of-the-art software system designed to integrate all of the critical functions of a company's global operations. These systems involve the redesign of business processes as well as job functions in long-term implementation processes typically costing millions of dollars. High-quality training and performance support for workers are critical to the success of business reengineering and to the effective ongoing use of enterprise-wide systems.

  Increased global competition has also provided the impetus for many companies to maximize the efficiency of their operations and redesign their manufacturing functions. When properly implemented, lean manufacturing, a system developed by the Japanese, has been demonstrated to provide substantial improvements in cost, quality and productivity compared to traditional mass production methods. These improvements are achieved through a system of changes affecting all aspects of production, including inventory controls, production line operations, equipment configuration and preventive maintenance and training. Increasingly, large manufacturing enterprises are seeking specialized expertise to assist them in obtaining the efficiencies available through the effective implementation of lean manufacturing.

RWD OPERATING STRATEGY

  To address these business opportunities, RWD has developed the following operating strategies:

  . Focus on Enhancing End-User Performance. Since its inception, RWD has focused its efforts on enhancing the performance of end users employing advanced technologies in complex operating environments. This focus is based on the Company's belief that end-user performance is the single most important factor enabling a business enterprise to achieve product or service quality and profitability. By concentrating its efforts on the end user, RWD strives to provide services that produce tangible improvements in its clients' productivity and a high return on their advanced technology investments.

  . Provide Broad Range of Services. The Company's current service offerings include conventional performance support, information technology solutions, enterprise-wide software implementation support and lean manufacturing consulting. The Company intends to adapt and expand its service offerings in response to emerging needs in the marketplace and through the application of evolving technologies.

  . Build Long-Term Relationships with Large Companies. The Company targets Fortune 200 companies because these organizations have diverse and recurring performance support needs and the competitive incentives and financial resources to justify utilizing RWD's services. RWD believes there is an economic incentive for these companies to enter into partnership relationships with RWD covering a wide range of services which are not part of their core competencies. The Company's ability to achieve a high degree of understanding of a client's operations and work force needs enables RWD to provide valuable, as-needed services to the client on a recurring basis.

  . Maintain and Improve Standardized Work Processes. The development and utilization of structured and standardized work processes have been integral to the Company's success to date. The Company's internally developed methods for project management and its standardized tools for developing performance-based training programs and customized software and documentation are integral to the Company's ability to deliver consistent, high-quality solutions and successfully manage its growth.

  . Provide Supportive Organizational Structure and Reward System. A critical element of the Company's success has been its ability to attract, develop and retain a highly skilled and motivated professional staff. Extensive technical and management training together with a project management certification program enable RWD professionals to expand their skills and attain increasing levels of responsibility. The Company believes providing employees with a challenging and fulfilling work environment, a competitive compensation structure and broad-based equity ownership will continue to maximize their commitment to the Company's growth and profitability.

RWD GROWTH STRATEGY

  The Company's growth strategy is designed to improve its position as a comprehensive provider of performance support services and information technology solutions by:

  . Increasing Sales to Existing Client Base. The Company believes significant opportunities exist to provide Company services to additional divisions within its existing clients and to market other RWD services to client divisions already served. As the scope of the Company's services has become more comprehensive, average revenue per client has increased from $398,000 in 1994 to $783,000 in 1996, and the number of clients generating individually more than $1.0 million of revenue grew from seven in 1994 to 19 in 1996. The Company believes that, by consistently providing high-quality, value-added services, its revenue from its existing client base will continue to increase.

  . Providing Current Service Offerings to New Clients and Industries. RWD targets industries that employ advanced and rapidly changing technologies and complex, capital-intensive processes. The Company often leverages expertise gained in one industry to expand its client base within that industry and to target clients in other industries. Currently, the Company is seeking to expand its presence, or establish new client relationships, with companies in the consumer products, pharmaceutical, healthcare, semiconductor and airline industries.

  . Broadening Range of Services. RWD intends to continue to broaden its service offerings to meet client demands, thereby further establishing itself as a leading provider of a comprehensive range of performance support services. The Company is committed to monitoring emerging technologies and incorporating appropriate advances into RWD's service offerings. The Company's New Products and Services Committee manages and allocates funds for the Company's internal research and development efforts as well as cultivates relationships with various universities and their faculties to facilitate expansion of RWD's service offerings.

  . Expanding Geographic Presence. The Company currently serves clients located across the United States and has provided services to European, Asian and South American operations of several U.S.-based clients. The Company has expanded the number of its offices from three in 1992 to 10 as of the date of this Prospectus. The Company intends to continue its "pull" expansion strategy, opening U.S. offices in locations where there exist significant ongoing client needs. The Company will apply this same strategy to the pursuit of international engagements with multi-national clients, establishing overseas offices based upon client requirements. RWD expects to open its first overseas office in London in 1997.

  . Maintaining Emphasis on Recruiting and Employee Development. The ability to attract, develop and retain a highly skilled professional staff is critical to the growth and future success of RWD. The Company intends to continue to expand and refine its recruiting process to attract the best available work force. RWD has developed a series of rigorous training programs, in which its professional staff is encouraged to participate. These programs are designed to teach technical, management and business skills to both entry level and experienced personnel.

  . Exploring Complementary Acquisitions. The Company will evaluate the acquisition of complementary businesses that could act as a source of well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence.

RWD'S SERVICES

  The Company's core services are as follows:

  Conventional Performance Support. RWD is a leading provider of conventional end-user performance support services. These services include designing and presenting classroom and plant-floor training; developing and managing hard copy training materials, technical procedures and documentation; designing and developing customized job aids; and acting as plant-floor consultants to ensure proper integration of equipment and systems and reduction of plant down-time. The Company believes it is essential that the delivery systems used to impart knowledge to workers be cost effective and readily accepted by workers. Personnel who operate and maintain high technology equipment often have little experience using computers or other advanced technologies. For these workers, conventional training is generally preferable to computer-based training, and hard copy documentation is preferable to on-line documentation. RWD uses a performance-based approach to training which focuses on streamlining training content to include only the information required to perform each task effectively. The Company's training materials make extensive use of graphical representations of information. The Company believes these "mental models" are particularly effective in facilitating quick and accurate comprehension and decreasing training delivery costs.

  RWD's documentation services are integral and complementary to its performance-based training approach. These services include data collection and the creation, management and distribution of engineering, operating and technical information. Documentation services also include upgrading existing documentation and capturing "best operating" practices, which are then presented concisely in steps that are accurate, user-focused, easy to follow and error resistant. RWD documentation services make extensive use of graphics to illustrate how equipment operates and create technical descriptions that help personnel develop strong cognitive models of the equipment they operate.

  RWD's conventional performance support services are delivered primarily to manufacturing and process industries. A significant portion of these services is provided to the automotive industry in connection with the launch of new and redesigned vehicles. In addition, the Company provides training courses for engineers, operators and maintenance and laboratory personnel that support new technologies in the petroleum, chemical, consumer products and other industries. Conventional performance support services are also provided to assist clients in complying with regulatory requirements such as OSHA safety regulations in the petroleum and chemical industries and in obtaining ISO quality certification. RWD has earned a number of distinguished service awards, including Chrysler's Gold Pentastar award which it received in the two most recent years awarded, 1994 and 1995. This award is given annually to fewer than 2% of Chrysler's 2,200 non-production service providers. The Company believes its expertise in conventional performance support services provides a foundation for all its other services and serves as an effective first step in assisting clients in their migration to more advanced performance support technologies. Conventional performance support services generated $26.3 million, or 55.8%, and $26.7 million, or 41.0%, of total revenue in 1995 and 1996, respectively.

  The following are examples of the Company's conventional performance support projects:

  . Since 1990, RWD has been a technical training partner with a large U.S. automobile manufacturer. RWD has provided training to plant-floor workers in locations worldwide to increase worker competency in connection with the launch of new and redesigned vehicles. RWD's customized performance-based training programs have resulted in significantly reduced classroom time and training costs. RWD instructors also function as plant-floor consultants, engaging in systems integration and preparing workers to trouble-shoot malfunctioning equipment.

  . A major oil company engaged RWD to assist it in increasing refinery run times and reducing the frequency and duration of unit shutdowns. To accomplish this goal, the Company developed user-friendly, task-oriented operating manuals, procedures and performance-based training courses. RWD also helped the client develop a laboratory calibration and maintenance program.

  Information Technology. The Company's information technology services include the design and implementation of customized Enhanced User Interface ("EUI") systems, Electronic Performance Support Systems ("EPSS") and Electronic Document Management Systems ("EDMS"), all of which give the end user easy access to information critical to operating advanced technology effectively. These information technology solutions and services include client/server applications development, implementation and support; Internet/Intranet technology solutions; software development; and systems integration. The Company's information technology services incorporate multimedia, detailed graphics and animation to generate intelligent learning tools and systems to support human performance. RWD provides information technology services to clients in a number of industries such as automotive, public utilities, cable television, telecommunications, pharmaceutical, hotel and financial services. RWD has designed and implemented EUI-based client/server systems for remote workers in the office furniture, pharmaceutical, publishing and agricultural machinery industries. RWD is also working with a number of document management software manufacturers to provide comprehensive enterprise-wide EDMS solutions. In addition, RWD is involved in several projects which rely on Internet technology as a platform for communication and information transfer in a variety of industries. These projects include developing Intranets, designing remote diagnostic information systems and related projects. Information technology services generated $9.4 million, or 19.9%, and $17.2 million, or 26.5%, of total revenue in 1995 and 1996, respectively.

  The following are examples of the Company's information technology projects:

  . An international hotel chain using a text-based, computer reservation system engaged the Company to design an EUI system to enable the client's reservations center operators to handle incoming calls more quickly and to market the chain's services more effectively. RWD designed an EUI system that was integrated with the client's existing reservation system, resulting in an intuitive graphical interface. This replaced the existing system which required the operator to utilize up to 12,000 different codes. The Company's EUI system significantly shortened operator training time, time to competency and call handling time, thereby resulting in increased caller satisfaction and improved overall sales effectiveness. The chain's 1,800 reservation agents now use the Company's EUI system to annually log approximately 22 million calls worldwide.

  . A major pulp and paper manufacturer faced with the challenge of transferring expert-level knowledge from its most experienced operators to its newer workers selected RWD to design and implement a stand-alone EPSS. This EPSS is designed to reduce plant down-time and improve product quality by providing job-related practical knowledge and structured training information to all operators on the plant floor, whenever needed. This "just-in-time" information system includes operating procedures, equipment and process chemistry information, problem-solving guidance and training. The system uses text, photos, graphics, animation and video to explain concepts and provide information.

  . A consortium of major oil companies and a foreign government needed to manage more than 150,000 technical documents to construct and safely operate a large offshore oil platform. RWD designed an extensive EDMS that incorporated intuitive navigational strategies so end users could readily access the required documents. End users accustomed to eight to ten minute document retrieval times now experience an on-screen document delivery rate of four seconds, with printouts available in less than one minute.

  Enterprise-Wide Software Implementation Support. Capitalizing on its end-user focus and performance support expertise, RWD has developed a rapidly growing service area supporting the implementation of enterprise-wide software applications. The Company uses its standardized performance-based training approach to support multi-year, high cost enterprise-wide software implementation efforts of Fortune 200 companies. This approach is designed to ensure that system end users have the knowledge and tools necessary to operate effectively during enterprise-wide software implementations. As with its other support services, the Company's software implementation support tools include on-line help systems that provide end users with immediate access to information specific to their identified tasks.

  RWD has entered into a strategic alliance with Price Waterhouse, an international consulting firm and leading provider of enterprise-wide software implementation services. Under this arrangement, the Company provides performance support services in joint software implementation engagements with Price Waterhouse. The Company believes this arrangement represents a substantial opportunity to expand its client base in this service area. Through this relationship, Price Waterhouse and the Company have worked together to assist two pharmaceutical companies, three high-technology companies and one consumer products company in their enterprise-wide software implementation efforts. The Company began 1996 with five significant enterprise-wide software implementation training and documentation clients and ended the year with 13 such clients. Enterprise-wide software implementation support services generated $7.6 million, or 16.2%, and $13.4 million, or 20.7%, of total revenue in 1995 and 1996, respectively.

  The following is an example of the Company's enterprise-wide software implementation training and documentation projects:

  . An international chemical company engaged RWD to provide performance support to the client's employees during its multi-year, global implementation of SAP enterprise-wide software. RWD prepared and presented classroom and on-the-job materials and training. Each training course contained an appropriate level of concepts, a series of job aids and scenario-based, hands-on exercises that made the SAP software easier for the employees to understand and use. RWD also designed on-line support tools that provide users with immediate access to information specific to their tasks. Deploying RWD training and support materials has resulted in reduced time spent in training and has improved time to competency of the client's end users.

  Lean Manufacturing Consulting. RWD is a leading provider of lean manufacturing expertise to U.S. industry. The Company's lean manufacturing consulting services include developing and deploying entire production systems as well as designing and presenting specialized lean manufacturing training workshops to illustrate and teach the benefits of lean manufacturing. The objective of lean manufacturing is to achieve world-class quality and cost performance based on continuous improvement and the elimination of waste. The major components for lean manufacturing, a system developed and refined by the Japanese, include high machine reliability, level production, just-in-time material control, "stop-the-line" operating procedures and the human systems that support this manufacturing philosophy. This system utilizes specific, simple-to-understand tools, including mistake-proofing, standardized work procedures and housekeeping techniques. RWD provides lean manufacturing implementation guidance through a team of experts who have substantial experience using and deploying this systems approach to manufacturing. Lean manufacturing consulting services generated $3.8 million, or 8.1%, and $7.7 million, or 11.8%, of total revenue in 1995 and 1996, respectively.

  The following is an example of the Company's lean manufacturing consulting projects:

  . In planning to manufacture a new engine at its plant in Europe, a large automobile manufacturer projected initial personnel requirements based on a traditional mass manufacturing approach. The manufacturer then asked RWD to work with the manufacturer's managers to assess the changes in processes that could be made by applying lean manufacturing principles. The critical issues facing the RWD team were reengineering the material supply system and eliminating excess labor time within the production process. RWD placed a team of experienced lean manufacturing personnel on site to perform the necessary assessments and then to implement the recommended lean manufacturing approaches on the engine production line. This initial five month effort resulted in annual savings to the client of approximately five times the cost of RWD's services. Based on this early success and other services provided by RWD, the client has asked RWD to help implement lean manufacturing concepts in all of its European operations.

INDUSTRIES AND CLIENTS SERVED

  The Company has provided services to clients in the following 23 industries:

                                   INDUSTRIES

Agricultural Machinery    Entertainment              Petroleum
Automotive Manufacturing  Financial Services         Pharmaceutical
Automotive Components     Healthcare                 Publishing
Chemical                  Hotel                      Pulp and Paper
Communications Equipment  Insurance                  Restaurant
Computer Systems          Metal Fabrication          Software Applications
Consumer Products         Office Furniture           Telecommunications
Electric Utilities        Package Delivery

  The following is a list of representative clients served by the Company during 1996:

                                    CLIENTS

Anheuser-Busch Companies, Inc.
                          First Data Corporation     Kraft Foods, Inc.
Apple Computer, Inc.      Ford Motor Company         Lyondell Petrochemical
Applebee's International, Inc.                        Company
                          Frito-Lay, Inc.
Blandin Paper Company     Gannett Media              Merck & Co., Inc.
Boston Edison Company      Technologies              Merrill Lynch, Pierce,
                           International              Fenner & Smith
Bristol-Myers Squibb Company                          Incorporated
                          General Motors Corporation
Chevron U.S.A. Products Company
Chrysler Corporation      Georgia-Pacific CorporationMobil Oil Corporation
CIGNA Company             Hibernia Management and    Price Waterhouse, LLP
                           Development Company       The Procter & Gamble
                           Ltd.                       Company
Continental Cablevision, Inc.
Deere & Company
The Detroit Edison CompanyHitachi America Ltd        Rhone Poulenc-Rorer
The Dow Chemical Company  Hoechst Marion Roussel,    Southern Natural Gas
                           Inc.                      Steelcase, Inc.
                          Houston Lighting & Power   UAW Ford
                           Company                   Visa Interactive, Inc.

  Chrysler, the Company's largest client, generated 33.2%, 33.9% and 28.5% of total revenue in 1994, 1995 and 1996, respectively. No other client generated more than 10% of total revenue in any of these periods. The Company's top five clients in 1994, 1995 and 1996 generated an aggregate of 62.1%, 57.8% and 51.4% of total revenue, respectively. Automotive industry clients generated 46.9%, 43.5% and 40.6% of total revenue in 1994, 1995 and 1996, respectively.

COMPANY ORGANIZATION AND METHODOLOGIES

  Adaptable Organizational Structure. The Company's organizational structure provides its employees with clearly defined roles and accountability across all levels of the organization. This well-defined structure is formally evaluated on a semi-annual basis and modified as necessary to adapt to changing client demands, introduction of new services and expansion and diversification of the Company's client base. The Company has a divisional structure, with each division organized into five tiers: Team Members, Team Leaders, Managers, Directors and a Vice President. Specifically defined responsibilities, communicated through formal training programs and review processes, exist at each level. Each Team Leader, Manager, Director and Vice President generally has no more than five individuals reporting directly to him or her. All professionals in each division are involved directly in client engagements. The Company believes its flexible, adaptable organizational structure and formal periodic evaluations of this structure are important elements in successfully managing the rapid growth of its business and its ability to adapt to changing market demands while maintaining profitability and high-quality services.

  Project Management. RWD's project management process is critical to the Company's ability to satisfy its clients. The Company's project management process is utilized throughout all phases of an engagement and includes controls and review processes designed to ensure each project is delivered in a high-quality, cost-effective and timely manner. The project manager has primary responsibility for the success of the engagement, including managing project costs and staff schedules, service quality and the client relationship. The project manager is supported in these efforts by the project director, a designated senior individual with extensive project management experience. The project management process includes processes for identifying and assessing project risks as well as mechanisms designed to facilitate the project manager's communication of project difficulties to the project director and senior management before difficulties escalate. In addition, the process places significant emphasis on client feedback through regular client "alignment meetings." These client review meetings are utilized to ensure continuous agreement on project goals and expectations, leading ultimately to client satisfaction with the results. Once an engagement is completed, the Company assesses the extent to which the project team met client expectations, evaluates the effectiveness of RWD's project management process and uses this analysis to support the Company's continuous improvement process. Project managers are certified only after completing a rigorous one year training process that includes classroom and on-the-job training and an oral examination before senior management. All RWD engagements are managed by a certified project manager (or by an in-training project manager working under the supervision of a certified project manager) and a project director. In addition, all levels of management maintain technical proficiency to enable them to direct projects.

  Technical and Management Skills and Training. The Company's employees have diverse educational and employment backgrounds, including engineering, advanced manufacturing, computer systems analysis and design, technical writing and editing and graphic arts. Many have advanced degrees in a wide range of technical disciplines, including chemical, computer systems, electrical, industrial, mechanical, nuclear and software engineering; instructional system design; and organizational development. This breadth of expertise enables the Company's professionals to interact with and understand the performance challenges encountered by client personnel across a broad range of industries. The Company employed 648 persons, including a professional staff of 563 persons, as of December 31, 1996.

  The Company's use of internally-developed, standardized tools and methodologies and its strict adherence to a structured project management process enable the Company to deliver consistent, high-quality services while rapidly increasing the size of its work force. The Company places significant emphasis on training its employees to understand and utilize the Company's service methodologies and management processes. The Company uses a combination of internally developed and externally provided courses to provide this training. Employees are encouraged to become trained in the Company's proprietary service methodologies. Employees also participate in internal and external training in specific technologies such as enterprise-wide software implementation, object oriented design, relational database design, software configuration management, software programming languages (e.g., Visual C++, SmallTalk, Visual Basic, MacApp, Java and JavaScript) and document management software. In addition, employees are encouraged and provided with financial support to enroll in advanced training and degree programs to increase their technical and management capabilities.

  Recruiting and Employee Retention. RWD places significant emphasis on attracting, developing and retaining a highly skilled and motivated work force. The Company recruits personnel through a variety of methods, including on- campus recruiting, postings at conferences and advertising in newspapers and technical publications. The Company actively recruits entry-level personnel at selected college campuses and maintains a web site which includes information targeted to college recruits. The Company has a policy of promoting from within whenever appropriate and also actively recruits employees with in-depth expertise in technical areas in which the Company currently provides services or expects to provide services in the future. From time to time, the Company utilizes technical recruiters to fill specific staffing needs. The Company engages a limited number of technical personnel on a consulting basis when appropriate to support particular client needs.

  The Company's culture, its emphasis on training and the design of its compensation structure have been coordinated to attract, develop and retain qualified and motivated professionals. The Company's culture is captured and communicated through its Mission, Values and Guiding Principles. Senior management expends significant effort in communicating these principles to new employees and to incorporating these values into the day-to-day operation of the Company. The Company believes this effort has played a significant role in maintaining its culture and guiding the actions of its employees. The Company also strives to provide a challenging work environment and competitive employee reward system. Additionally, the Company is committed to significant and broad-based employee stock ownership, believing this maximizes employees' dedication to the Company's growth and profitability. In addition to the co-founders' 56.8% post-offering, fully-diluted equity of the Company, 452 persons, or approximately 70% of the Company's employees as of December 31, 1996, held options to purchase, in aggregate, 18.1% of the post-offering, fully-diluted equity of the Company.

  The Company's turnover rates in 1995 and 1996 were approximately 16.5% and 13.8%, respectively. The Company considers its culture, morale and employee motivation to be excellent and a key component of its success to date.

  Sales and Marketing. All RWD business is developed by senior management and the technical personnel who manage client relationships and develop solutions for clients rather than through a dedicated sales force. RWD professionals who have worked closely with clients to solve complex technical problems are best able to understand and communicate the Company's skills and services to existing and prospective clients. This approach also contributes to the Company's ability to establish and maintain long-term client relationships. In addition to supporting existing client relationships, RWD's senior management markets the Company's services at industry trade shows and delivers presentations and papers at conferences. As a result, potential clients in new and currently served industries have an opportunity to learn more about Company services. The Company actively seeks to leverage existing client and strategic relationships to increase its exposure within and across industries and ultimately expand its client base. The Company also distributes a quarterly newsletter which highlights results of RWD projects to approximately 10,000 personnel of existing and potential clients. Finally, RWD works closely with software vendors to generate engagements in which their software products are incorporated into RWD solutions.

COMPETITION

  The Company's service areas are highly competitive and subject to both low barriers to entry and rapid change. The Company faces competition for client assignments from a number of companies having significantly greater financial, technical and marketing resources and greater name recognition than the Company. Principal competitors for the Company's services include consulting practices of the six largest national accounting firms as well as professional services groups of many large technology and management consulting companies. The Company also competes with smaller regional or local service providers whose specific, more narrowly focused service offerings may be more attractive to potential clients of the Company. In addition, clients may elect to use internal resources to satisfy their needs for the services the Company provides. The Company believes that the principal competitive factors in its industry are quality of service, breadth of service offerings, reputation of the service provider and price. The Company believes it competes effectively with respect to each of these factors.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and clients, thereby seeking to limit distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

  Software developed and other materials prepared by RWD in connection with client engagements are usually assigned to the clients. The Company retains the right to its general know-how and general applications such as software diagnostic and development tools.

  The RWD Technologies, Inc. logo and the phrase, "We bring people and technology together,"(R) are registered service marks of the Company. Certain of the Company's methodologies are service marks of the Company. The Company holds no patents. The Company may file additional copyright applications for certain software it develops in the future.

FACILITIES

  RWD leases approximately 85,000 square feet of space for its executive offices at 10480 Little Patuxent Parkway, Columbia, Maryland. This lease expires on December 31, 2003. The Company also leases nine additional offices covering an aggregate of approximately 51,400 square feet in Atlanta, Georgia; Auburn Hills, Michigan; Cincinnati, Ohio; Dearborn, Michigan; Houston, Texas; Huntsville, Alabama; Lexington, Kentucky; Princeton, New Jersey and Sacramento, California. Each of these offices is located near one or more significant clients of the Company, and none of these leases expires prior to December 31, 1997. Aggregate annual rent for the Company's corporate headquarters and satellite offices is approximately $2.4 million. The Company's strategy is to locate offices in areas where it has significant client work. From time to time, the Company uses office space provided at client sites to facilitate performance of its services and maximize client contact. The Company expects to open an office in London in 1997. The Company anticipates that additional office space will be required within the next 12 months and believes appropriate facilities can be leased at locations convenient to its existing offices and headquarters.

RISK MANAGEMENT

  The Company is subject to potential claims by dissatisfied clients that Company services did not achieve the results expected by those clients or that errors or omissions by the Company's employees contributed to disruptions in the clients' operations. To mitigate this risk, RWD seeks to clearly articulate, prior to commencement of each project, both the scope of services to be provided and the solution to be achieved. The Company holds regular progress meetings with each client while services are being provided so that any problems can be discovered as early in the project as possible and then corrected. This procedure is intended to allow RWD to regularly ascertain and meet client expectations during all various phases of each project. In addition, RWD's standard contract terms limit the Company's liability to the amount of the fee payable to RWD under the contract. Despite these procedures, it is possible that the Company may become subject to a claim from a dissatisfied client although the Company has never been subject to litigation by a client arising out of RWD's services.

  The Company carries comprehensive liability and property damage insurance in amounts it considers sufficient to cover these types of potential losses. However, the Company is self-insured against any other claims by clients related to services provided by RWD.

  From time to time, the Company is a party to routine litigation in the ordinary course of business. However, the Company is not currently a party to any material litigation.

                                  MANAGEMENT

  The following table sets forth information regarding the executive officers, directors and other significant employees of the Company:

                                       AGE                          POSITION
EXECUTIVE OFFICERS AND DIRECTORS (1):  ---                          --------
Dr. Robert W. Deutsch...                   Chairman of the Board of Directors, Chief Executive
                                        73  Officer
John H. Beakes..........                54 President, Chief Operating Officer, Director
John E. Lapolla.........                   Group Vice President--Manufacturing Performance Support,
                                        43  Director
Kenneth J. Rebeck.......                45 Group Vice President--Technology Transfer, Director
Jeffrey W. Wendel.......                42 Group Vice President--Information Technology, Director
Ronald E. Holtz.........                39 Vice President, Chief Financial Officer, Director
Dr. David J. Deutsch....                43 Director
Jerry P. Malec..........                54 Director-nominee
KEY EMPLOYEES:
Daniel A. Cantwell......                   Vice President--Chrysler Training and Performance Support
                                        44  Division
Robert B. Gosline, Jr...                54 Vice President--Chief Information Officer
Wade A. Martin..........                38 Vice President--Performance Technology Services Division
Vincent Marucci, Jr. ...                39 Vice President--Information Technology Division
R. Butler Newman........                40 Vice President--Business Development
Deborah T. Ung..........                34 Vice President--Enterprise-Wide Reengineering Support
Dr. Steven M. Miller....                41 Chief Technical Officer
James V. Thomas.........                53 Director of Lean Manufacturing

--------
(1) The Company is actively engaged in the search for one additional director who is not affiliated with the Company or any of its directors or officers. This individual and Mr. Malec will be elected to fill the vacancies on the Company's Board of Directors and the Audit and Compensation Committees of the Board within 90 days after this offering.

EXECUTIVE OFFICERS AND DIRECTORS

  Dr. Robert W. Deutsch co-founded the Company in January 1988 and has been Chairman of the Board and Chief Executive Officer since that time. Dr. Deutsch founded General Physics Corporation in 1966 and was its Chairman, President and Chief Executive Officer until 1987. From 1963 to 1971, Dr. Deutsch was Chairman and Professor of Nuclear Science and Engineering at The Catholic University of America. Dr. Deutsch has a B.S. in Physics from the Massachusetts Institute of Technology, a Ph.D. in Physics from the University of California, is a member of the National Academy of Engineering and is a registered Professional Engineer.

  John H. Beakes co-founded the Company with Dr. Deutsch and has been Chief Operating Officer and a director since January 1988 and President since July 1995. From 1974 to 1988, Mr. Beakes was employed by General Physics, most recently as Executive Vice President and Chief Operating Officer. Prior to 1974, Mr. Beakes served in the Nuclear Submarine Service of the United States Navy, most recently as Chief Engineer of the USS George Bancroft. Mr. Beakes received his B.S. from the U.S. Naval Academy, his M.S. in Environmental Engineering from The Johns Hopkins University and is a registered Professional Engineer.

  John E. Lapolla joined the Company in 1988, has been Group Vice President of Manufacturing Performance Support since 1995 and has been a director since 1992. From 1970 until 1988, Mr. Lapolla was employed by General Motors Corporation, most recently as Divisional New Technology Training Coordinator responsible for technical training for 35 manufacturing plants. Mr. Lapolla received his B.S. in Industrial Engineering from the General Motors Institute and is a Senior Member of the Society of Manufacturing Engineers.

  Kenneth J. Rebeck joined the Company in 1988, has been Group Vice President of Technology Transfer since 1995 and has been a director since 1992. Previously, he served as the Company's Chief Engineer. From 1978 until 1988, Mr. Rebeck was employed by General Physics Corporation in a variety of professional and management capacities, including Project Director for a major NASA Pressure Vessel Recertification Program and Chief Engineer and Director, High Technology Activities. Mr. Rebeck received his B.S. in Nuclear Engineering from the State University of New York at Buffalo, his M.S. in Nuclear Science and Engineering from Carnegie-Mellon University and is a registered Professional Engineer.

  Jeffrey W. Wendel joined the Company in 1994 and serves as Group Vice President of the Information Technology Division and a director of the Company. Prior to joining the Company, Mr. Wendel was the Director of Process Simulation for S3 Technologies, Inc., where he managed software projects for the petrochemical, natural gas and nuclear power industries from 1990 to 1994. From 1989 to 1990, Mr. Wendel was Director of Simulation Technology for that company. Mr. Wendel received his B.S. in Systems Engineering from the U.S. Naval Academy and his M.B.A. in management from Loyola College.

  Ronald E. Holtz joined the Company in January 1996 and serves as Vice President, Chief Financial Officer and a director. Prior to joining the Company, Mr. Holtz was a Manager in Ernst & Young LLP's Financial Advisory Services group from 1992 to 1995. From 1990 to 1992, Mr. Holtz was employed by the Michael D. Dingman Center For Enterpreneurship at the University of Maryland in a variety of project management capacities. Prior to 1990, Mr. Holtz was a Construction Manager for The Artery Organization Inc., a commercial real estate development company. Mr. Holtz received his B.A. in Mathematics from the University of Wisconsin and his M.B.A. in Finance from the University of Maryland. Mr. Holtz is a certified public accountant.

  Dr. David J. Deutsch has been a director since July 1993. He is a Lecturer in Mathematics at Boston University's Department of Mathematics, and prior thereto he was a Senior Research Consultant at Boston University's Information Technology Department where he was engaged in scientific software design and algorithm development on parallel architecture machines. He received his B.S. in Mathematics from the University of Maryland and his M.S. and Ph.D in Applied Mathematics from Boston University.

  Jerry P. Malec is a director nominee and will be elected to the Board of Directors following completion of the offering. Since 1994, Mr. Malec has been President and Chief Executive Officer of Checkmate Electronics, Inc., a developer and manufacturer of check and credit card fraud prevention and verification systems. Mr. Malec received his B.S. degree in Economics from Wayne State University. Mr. Malec previously held executive positions at Apple Computers, MICOM Systems and IBM.

KEY EMPLOYEES

  Daniel A. Cantwell joined the Company in 1991 and serves as Vice President of the Chrysler Training and Performance Support Division. Prior to joining the Company, Mr. Cantwell was employed by Chrysler from 1984 to 1991 as a Senior Technical Training Specialist. Mr. Cantwell received his B.A.S. in Robotics and Flexible Automation from Sienna Heights College.

  Robert B. Gosline, Jr. joined the Company in 1988 and serves as Vice President and Chief Information Officer, where he directs activities in strategic information system planning and implementation. Prior to joining the Company, Mr. Gosline was employed by General Physics from 1975 to 1988, and prior thereto served as a nuclear submarine officer in the U.S. Navy. Mr. Gosline received his B.S. from the U.S. Naval Academy and his M.S. in Computer Science from The Johns Hopkins University.

  Wade A. Martin joined the Company in 1990 and serves as Vice President of the Performance Technology Services Division. Prior to joining the Company, Mr. Martin was employed by General Physics from 1983 to 1990 as Supervisor of Maintenance Engineering. From 1977 to 1983, Mr. Martin served on the USS Eisenhower. Mr. Martin received his A.S., with a concentration in Engineering Technology, from the University of the State of New York and is a graduate of the U.S. Navy Nuclear Power Program.

  Vincent Marucci, Jr. joined the Company in 1992 and serves as Vice President of the Information Technology Division. Prior to joining the Company, Mr. Marucci served as an active duty U.S. Army officer. His assignments included information systems design and development for one of the Army's Artificial Intelligence Centers and as an instructor in Mathematics and Computer Science at the U.S. Military Academy. Mr. Marucci received an M.S. in Computer Science and an M.S. in Operations Research from Stanford University and his B.S. from the U.S. Military Academy.

  R. Butler Newman joined the Company in 1988 and serves as Vice President of Business Development. Prior to joining the Company, Mr. Newman was employed by General Physics from 1986 to 1988. Mr. Newman received his B.S. from the U.S. Naval Academy.

  Deborah T. Ung joined the Company in 1989 and serves as Vice President of the Enterprise-Wide Reengineering Support Division. Prior to joining the Company, Ms. Ung was employed by General Physics in a variety of project management capacities from 1985 to 1988. Ms. Ung received her B.S. in Environmental Health from Purdue University.

  Dr. Steven M. Miller joined the Company in 1995 and serves as Chief Technical Officer. Prior to joining the Company, Dr. Miller was employed by Fujitsu Limited from 1989 to 1995, most recently as Director of Manufacturing Engineering in Richardson, Texas at Fujitsu's main telecommunications business unit from 1992 to 1995. Dr. Miller received his B.S. in Systems Science and Engineering from the University of Pennsylvania and his M.S. in Statistics and Ph.D in Engineering and Public Policy from the Carnegie-Mellon University.

  James V. Thomas joined the Company in January 1996 and serves as the Director of Lean Manufacturing. Prior to joining the Company, Mr. Thomas was plant manager or operations manager for Kuhlman Electric Corp., Dannelly Corp. and Danaher Tool Group where he was responsible for converting certain of their operations from conventional mass production to lean manufacturing. Mr. Thomas studied extensively with developers of the Toyota Production System, the basis of lean manufacturing.

  Each director holds office until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Pursuant to the Company's Charter and By-Laws, the Board of Directors is classified into three classes. Dr. Robert W. Deutsch and Messrs. Holtz and Rebeck serve in the class whose term expires in 1998; Messrs. Beakes and Lapolla serve in the class whose term expires in 1999; and Dr. David J. Deutsch and Mr. Wendel serve in the class, the term of which expires in 2000. Upon expiration of the initial term of each class of directors, directors comprising such class will be elected to a three-year term at the next succeeding Annual Meeting of Stockholders. Upon election, Mr. Malec and the other independent director will serve in the classes whose terms expire in 2000 and 1999, respectively.

  Dr. David J. Deutsch is Dr. Robert W. Deutsch's son. There are no other family relationships among any of the executive officers or directors of the Company.

DIRECTOR COMPENSATION

  Prior to this offering, directors received no compensation for their service on the Board of Directors. Upon completion of this offering, directors who are not employees of the Company will receive (i) an annual retainer to be paid at the beginning of each year in shares of Common Stock having a fair market value of $10,000 on the date of issuance; (ii) $1,000 in cash for each Board of Directors and Board Committee meeting attended and (iii) cash reimbursement for expenses incurred in connection with their service as directors.

  Upon their first election to the Board of Directors, each director who is not an employee of the Company will be granted an option to purchase 12,000 shares of Common Stock under the Company's Amended and Restated Equity Participation Plan (the "Option Plan"). Options granted to outside directors will vest ratably over a three year period beginning one year after the date of grant and will have an exercise price equal to the fair market value of the Common Stock on the date of grant. Each such non-employee director also will be eligible to receive additional options at the end of each year of service based on the financial performance of the Company and the contribution of the individual director. See "--Employee Benefit Plans."

BOARD COMMITTEES

  The Board of Directors has established an Audit Committee, a Compensation Committee and a Technical and Business Review Committee. Effective upon their election to the Board of Directors, Mr. Malec and the other independent director will serve as the members of the Audit Committee and the Compensation Committee. Dr. David J. Deutsch and Messrs. Lapolla, Rebeck and Wendel will serve as the Technical and Business Review Committee. The Audit Committee's principal functions will include making recommendations to the Board regarding the annual selection of independent public accountants, reviewing the proposed scope of each annual audit and reviewing the recommendations of the independent public accountants as a result of their audit of the Company's financial statements. The Compensation Committee's principal function will be to establish the compensation of officers of the Company and to establish and administer the Company's compensation programs, including the grant of options under the Company's Equity Participation Plan. The Technical and Business Review Committee's principal function will be to evaluate Company performance in the areas of quality and profitability on major contracts. The Board of Directors may from time to time establish other committees to facilitate the management of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  Prior to this offering, the Company has had no separate Compensation Committee or other committee performing equivalent functions. As a result, compensation matters were performed by the Board of Directors or senior management. None of the directors expected to serve on the Compensation Committee is an employee of the Company, and neither the Chief Executive Officer nor any other executive officer will serve on the Compensation Committee. No director or executive officer of the Company is a director or executive officer of any other corporation that has a director or executive officer who is also a director of the Company.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information with respect to the annual and long-term compensation earned in 1996 by the Chief Executive Officer and the four other executive officers whose annual salary and bonus exceeded $100,000 in 1996 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                        LONG-TERM
                                                         COMPEN-
                                                          SATION
                                ANNUAL COMPENSATION       AWARDS
                             -------------------------- ----------
                                                        NUMBER OF
                                                          SHARES    ALL OTHER
                                                        UNDERLYING COMPENSATION
NAME AND PRINCIPAL POSITION   SALARY   BONUS   OTHER(1)  OPTIONS       (2)
---------------------------  -------- -------- -------- ---------- ------------
Dr. Robert W. Deutsch....... $150,000 $250,000 $489,476      --      $17,031
 Chief Executive Officer
John H. Beakes..............  220,000   75,000   21,284      --       23,402
 President and Chief
 Operating Officer
John E. Lapolla.............  150,000   30,000      --    15,000      14,389
 Group Vice President
Kenneth J. Rebeck...........  150,000   45,000      --    15,000      15,143
 Group Vice President
Jeffrey W. Wendel...........  100,000   30,000      --    30,000      11,209
 Group Vice President

--------
(1) Represents S Corporation distributions made to enable the recipients to pay Federal income tax on the Company's earnings.
(2) Includes annual car allowances, premiums for life and medical insurance and contributions by the Company to its 401(k) Plan on behalf of each of the Named Executive Officers. The life insurance policies upon which the Company pays the premiums are split-dollar policies.

  Employment Agreements. The Company has entered into Employment Agreements with Dr. Robert W. Deutsch and each of Messrs. Beakes, Lapolla, Rebeck and Wendel. Each of the Employment Agreements has an initial term of three years and is automatically renewed thereafter for successive one year terms until terminated by either the Company or the employee. The employment agreements provide for initial annual salaries of $150,000, $220,000, $150,000, $150,000 and $150,000 for Dr. Deutsch and Messrs. Beakes, Lapolla, Rebeck and Wendel, respectively, subject to annual adjustment at the discretion of the Board of Directors, and provides for annual cash bonuses in amounts determined by the Board of Directors. The Employment Agreements contain confidentiality provisions and two year covenants-not-to-compete following termination or expiration of employment (as defined in the Employment Agreements). In the event of a "change in control" of the Company (as defined in the Employment Agreements) followed by the termination of employment of the employee by the Company or its successor or his termination for "good reason" (as defined in the Employment Agreements), the affected employee would be entitled to three times his aggregate average annual compensation for the last three complete years prior to such change in control.

  Option Grants. The following table sets forth information regarding options to purchase shares of the Common Stock granted to the Named Executive Officers during 1996.

                           OPTION GRANTS DURING 1996

                                       INDIVIDUAL GRANTS
                         ---------------------------------------------
                         NUMBER OF
                         SECURITIES  PERCENT OF                         POTENTIAL REALIZED VALUE AT
                         UNDERLYING TOTAL OPTIONS EXERCISE                ASSUMED ANNUAL RATES OF
                          OPTIONS    GRANTED TO   PRICE PER EXPIRATION STOCK PRICE APPRECIATION FOR
NAME                      GRANTED     EMPLOYEES   SHARE(1)     DATE           OPTION TERM(2)
----                     ---------- ------------- --------- ---------- -----------------------------
                                                                               5%             10%
                                                                       -------------- --------------
Dr. Robert W. Deutsch...      --
John H. Beakes..........      --
John E. Lapolla.........   15,000        1.4%       $6.00   12/31/2007 $      192,206 $      380,764
Kenneth J. Rebeck.......   15,000        1.4         6.00   12/31/2007        192,206        380,764
Jeffrey W. Wendel.......   30,000        2.8         6.00   12/31/2007        384,412        761,529

--------
(1) The exercise price equaled the fair market value of the Common Stock as determined by the Board of Directors on the date of grant. The exercise price is payable in cash or by delivery of shares of Common Stock having a fair value equal to the exercise price of options exercised.
(2) The assumed annual rates of appreciation of 5% and 10% would result in the price of the Common Stock increasing to $18.81 and $31.38, respectively, from an assumed initial public offering price of $11.00 per share during the 11 year term of the options. The vesting of unvested options may be accelerated at any time by the Company. The 5% and 10% assumed annual rates of stock price appreciation used to calculate potential gains to optionees are mandated by the rules of the U.S. Securities and Exchange Commission. The potential realizable value does not represent the Company's prediction of its stock price performance. There can be no assurance that the stock price will actually appreciate over the 11 year option term at the assumed 5% and 10% levels or at any other level.

  Option Exercises and Holdings. The following table sets forth information concerning the number and exercise price of the options to purchase Common Stock exercised by the Named Executive Officers during 1996 and the number and value of unexercised options to purchase Common Stock held at the end of 1996 by the Named Executive Officers. Concurrently with this offering, Dr. Deutsch intends to exercise options to purchase 5,370,000 shares of Common Stock, at an aggregate exercise price of approximately $4.2 million, paid in cash, and Mr. Beakes intends to exercise options to purchase 603,000 shares of Common Stock on a cashless basis by surrender to the Company of 46,273 shares of Common Stock, which shares will have a fair value of $509,000 (assuming an initial public offering price for the Common Stock of $11.00 per share), equaling the aggregate exercise price of the options so exercised.

                  OPTION EXERCISES AND YEAR-END OPTION VALUES

                                                     NUMBER OF
                                                    SECURITIES     VALUE OF
                                                    UNDERLYING    UNEXERCISED
                                                   EXERCISABLE/     IN-THE-
                            SHARES                 UNEXERCISABLE     MONEY
                           ACQUIRED       VALUE     OPTIONS AT    OPTIONS AT
NAME                     UPON EXERCISE REALIZED(1)  YEAR-END(2)   YEAR-END(1)
----                     ------------- ----------- -------------  -----------
Dr. Robert W.                  --        $   --      5,370,000(E) $54,890,000(E)
 Deutsch(3).............                                   -- (U)         -- (U)
John H. Beakes(3).......     9,000        93,000       664,800(E)   6,761,300(E)
                                                        76,200(U)     782,200(U)
John E. Lapolla.........       --            --         51,900(E)     535,300(E)
                                                        98,100(U)     919,700(U)
Kenneth J. Rebeck.......       --            --         52,800(E)     545,200(E)
                                                        97,200(U)     910,400(U)
Jeffrey W. Wendel.......       --            --            -- (E)         -- (E)
                                                        39,000(U)     240,000(U)

--------
(1) Value equals the assumed per share initial public offering price of $11.00 per share less the per share exercise price.
(2) (E) = Exercisable; (U) = Unexercisable.
(3) Assumes the Concurrent Exercises had not been exercised as of December 31, 1996.

EMPLOYEE BENEFIT PLANS

  Amended and Restated 1988 Equity Participation Plan. The Company's Amended and Restated Employee Equity Participation Plan (the "Plan") was originally adopted as of January 1, 1989. Under the Plan, the Compensation Committee of the Board of Directors is authorized to grant options to purchase shares of Common Stock to any consultant, employee, officer or director of the Company as compensation for services rendered or contributions made to the Company. There are an aggregate of 4,065,000 shares reserved for issuance upon exercise of options granted under the Plan. Employee options vest ratably over a five year period, generally beginning on the second January 1 after the option is granted. All options granted to date under the Plan are non-qualified options (as described below) and expire on December 31st, ten years after the first vesting date, unless terminated earlier as a result of termination of employment or, in the case of outside directors, upon their removal for cause or voluntary resignation from the Board of Directors. As of December 31, 1996, options to purchase an aggregate of 3,204,000 shares of Common Stock under the Plan, at a weighted average exercise price of $2.52 per share, were held by 453 employees of the Company. Of this amount, options to purchase 1,097,160 shares will be exercisable as of the date of this Prospectus and options to purchase an additional 586,140 and 534,450 shares of Common Stock will become exercisable on January 1, 1998 and January 1, 1999, respectively, assuming the December 31, 1996 option holders remain employees of the Company. Plan options to purchase 42,360 shares had been exercised on or before December 31, 1996, at a weighted average exercise price of $0.68 per share.

  Under the Plan, the Compensation Committee has the authority to select the persons to whom Plan options are granted and to determine the terms of each Plan option, including (i) the number of shares of Common Stock subject to such option; (ii) when the option becomes exercisable; (iii) whether the option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code ("incentive stock options") or not ("non-qualified options"); (iv) the option exercise price, which, in the case of incentive stock options, must be at least 100% (110% in the case of incentive stock options granted to a shareholder owning more than 10% of the Common Stock), and in the case of non-qualified options, must be at least 85% of the fair market value of the Common Stock as of the date of the grant; and (v) the duration of the option, which, in the case of incentive stock options, may not exceed ten years (five years in the case of incentive stock options granted to a shareholder owning more than 10% of the Common Stock). The Company does not intend to grant options under the Plan in the future having exercise prices at less than fair market value of the shares underlying the options on the date of grant.

  401(k) Savings Plan. The Company maintains the RWD Savings and Investment Plan, a defined contribution pension plan with a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). The 401(k) Plan is intended to qualify under
Section 401(a) of the Code, so that contributions, and income earned thereon, are not taxable to employees until withdrawn. All regular full-time Company employees over the age of 21 are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may make elective pre-tax salary deferrals up to 15% of his or her annual compensation, subject to statutory limits. The Company also may make discretionary annual matching contributions in amounts determined by the Board of Directors, subject to statutory limits. The Company's policy is to base its contributions on Company profitability. The Trustee of the 401(k) Plan invests each employee's account at the direction of the employee, who may choose among several investment alternatives, which do not include shares of the Company's Common Stock. The Company made aggregate contributions to the 401(k) Plan of $499,000, $1.1 million and $1.1 million on account of 1994, 1995 and 1996, respectively.

  Employee Stock Purchase Plan. The Company has adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"), subject to stockholder approval. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers), and all other employees whose customary employment is for more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of 175,000 shares of the Company's Common Stock are reserved for issuance under the Stock Purchase Plan and available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company.

  Under the Stock Purchase Plan, offerings will be made at the beginning of each offering period ("Offer Period") commencing no earlier than September 1, 1997. During each Offer Period, deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the Stock Purchase Plan. The price per share at which shares of Common Stock are to be purchased pursuant to the Stock Purchase Plan for any Offer Period will be no less than 85% of the fair market value of the Common Stock.

                             CERTAIN TRANSACTIONS

  At various times from 1988 to 1991, the Company borrowed an aggregate of $3.6 million from Dr. Robert W. Deutsch, the Company's Chairman of the Board and Chief Executive Officer, and $200,000 from Mr. Beakes, the Company's President and Chief Operating Officer, in each case to provide the Company with working capital (collectively, the "Stockholder Notes"). The Stockholder Notes mature on March 31, 1998 and bear interest at 9% per annum. In the three year period ended December 31, 1996, the Company made aggregate interest payments to Dr. Deutsch and Mr. Beakes of approximately $1.0 million. The Company intends to use approximately $3.8 million of the net proceeds from this offering to retire the Stockholder Notes.

  From its inception in January 1988 until March 31, 1997, the Company was subject to taxation under Subchapter S of the Code. As a result, the net income of the Company, for federal and certain state income tax purposes, was reported by and taxable directly to the Company's stockholders during that time rather than to the Company. Primarily to provide funds for tax obligations payable by its stockholders on account of the Company's income in 1995 and 1996, the Company made $691,300 of cash distributions during 1996 to its stockholders. In connection with its conversion from S Corporation to C Corporation status, the Company will effect the S Corporation Distribution (consisting of an aggregate of approximately $7.0 million in cash payments and the issuance of approximately $7.0 million principal amount of S Corporation Notes) to the Company's stockholders on March 27, 1997. The S Corporation Distribution represents the stockholders' proportionate interest in Company earnings which had not been distributed to the stockholders prior to the conversion date. Dr. Robert W. Deutsch, Mr. John H. Beakes, Dr. David J. Deutsch and Mrs. Jane W. Brown (Dr. Robert W. Deutsch's daughter) received 71.1%, 3.1%, 3.4% and 3.4%, respectively, of the 1996 cash distributions, and will receive approximately the same percentage of the S Corporation Distribution. The S Corporation Notes are non-interest bearing, demand notes which the Company expects to retire during 1997.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information as of January 31, 1997 with respect to the beneficial ownership of the Common Stock (including shares issuable upon the exercise of outstanding options that are exercisable as of that date or within 60 days thereafter) by (i) each person who owns beneficially more than 5% of the Common Stock, (ii) each of the directors of the Company, (iii) the Chief Executive Officer and each of the Named Executive Officers, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each named person exercises sole voting and investment power.

                                                 SHARES             SHARES
                                           BENEFICIALLY OWNED BENEFICIALLY OWNED
                                           PRIOR TO OFFERING    AFTER OFFERING
                                           ------------------ ------------------
NAME OF BENEFICIAL OWNER(1)                  NUMBER   PERCENT   NUMBER   PERCENT
---------------------------                ---------- ------- ---------- -------
Robert W. Deutsch(2).....................   9,270,000  85.9%   9,270,000  67.2%
John H. Beakes(3)........................     785,327   7.2      785,327   5.7
David J. Deutsch(4)......................     615,000   5.7      615,000   4.5
Jane C. Brown(4).........................     615,000   5.7      615,000   4.5
John E. Lapolla(5).......................      76,500    *        76,500    *
Kenneth J. Rebeck(5).....................      76,800    *        76,800    *
Jeffrey W. Wendel(5).....................       1,800    *         1,800    *
Ronald E. Holtz (5)......................         600    *           600    *
All directors and officers as a group (6)
 (7 persons).............................  10,826,027  98.2   10,826,027  77.2

--------
 * Less than 1%.
(1) The address of each stockholder listed in the table is c/o RWD Technologies, Inc., 10480 Little Patuxent Parkway, Suite 1200, Columbia, Maryland 21044-3530.
(2) Includes 450,000 shares owned by Mrs. Florence Deutsch, Dr. Robert Deutsch's wife, as to which Dr. Robert Deutsch disclaims beneficial ownership.
(3) Includes 78,600 shares issuable upon exercise of currently exercisable options. Mr. Beakes has granted the Underwriters an option to purchase 150,000 shares of Common Stock to cover over-allotments, if any. See "Underwriting." To the extent the Underwriters' over-allotment option is exercised in full, the number of shares of Common Stock and percentage of total number of outstanding shares of Common Stock beneficially owned by Mr. Beakes will be reduced to 635,327 and 4.6%, respectively.
(4) Includes an aggregate of 450,000 shares held in trusts for the children of Mrs. Jane Brown and Dr. David Deutsch, for which Mrs. Jane Brown and Dr. David Deutsch serve as co-trustees. Mrs. Jane Brown and Dr. David J. Deutsch are Dr. Robert W. Deutsch's children.
(5) Consists of currently exercisable options.
(6) Excludes an aggregate of approximately 2,727 shares of Common Stock to be issued to the outside directors upon completion of this offering (assuming a public offering price of $11.00 per share).

                         DESCRIPTION OF CAPITAL STOCK

  The Company's Charter authorizes the Company to issue up to 50,000,000 shares of Common Stock, $.10 par value per share. As of the date of this Prospectus, there were 10,795,367 shares of Common Stock outstanding, held of record by 18 persons. In addition, on December 31, 1996, there were outstanding options to acquire up to an additional 3,221,160 shares of Common Stock.

COMMON STOCK

  Holders of the Common Stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. Subject to the prior rights of any outstanding preferred stock, the shares of Common Stock are entitled to receive such dividends as may be declared and paid by the Board of Directors out of funds legally available therefor and to share, ratably, in the net assets, if any, of the Company upon liquidation. The stockholders have no preemptive rights to purchase any shares of the Company's capital stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors, without further action by the holders of the Common Stock, is authorized to classify any shares of its authorized but unissued Common Stock as preferred stock in one or more series, from time to time. With respect to each series, the Board of Directors determines the number of shares constituting such series, the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to any dividends payable on any other class of stock, whether the shares of each series shall be redeemable and the terms thereof, whether the shares shall be convertible into Common Stock and the terms thereof, the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, the voting rights, if any, of shares of each series and any other rights and privileges not in conflict with the Company's charter and any qualifications, limitations or restrictions thereof. There are no shares of preferred stock outstanding, and the Board of Directors has no present intention to issue any preferred stock.

  The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company not approved by the Board of Directors.

ANTI-TAKEOVER PROVISIONS OF CHARTER AND BY-LAWS

  The Company's Charter provides for a Board of Directors of three classes, with the initial classes having one, two and three year terms, respectively, and thereafter staggered three year terms. Under the Charter, directors may be removed for cause only upon the affirmative vote of at least 80% of the shares of capital stock entitled to vote in the election of directors. Under the By-Laws, the number of directors is currently fixed at nine, which number may be changed only upon the vote of two-thirds of the directors then in office.

  The Company's Charter and By-Laws require that any stockholder proposal relating to the nomination of a director must be delivered to the Company's Secretary no more than 90 days nor less than 60 days prior to the Annual Meeting of Stockholders at which such nominee will be voted upon.

  The foregoing provisions of the Charter and all provisions of the By-Laws may be amended or repealed by the stockholders only upon the affirmative vote of at least 80% of the shares of capital stock entitled to vote thereon. The By-Laws also may be amended or repealed by the Board of Directors only upon the vote of at least two-thirds of the directors then in office. These provisions of the Charter and By-Laws could have the effect of discouraging takeover proposals and delaying or preventing a change in control of the Company not approved by the Board of Directors.

BUSINESS COMBINATIONS

  Under Section 3-601, et seq. of the Maryland General Corporation Law (the "Business Combination Statute"), certain "business combinations" (including mergers or similar transactions subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Maryland corporation subject to the Business Combination Statute and any person who beneficially owns 10% or more of the voting power of the corporation's shares or any affiliate of the corporation who, at any time within the preceding two years, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder"), or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder unless an exemption is available. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
(i) 80% of the votes entitled to be cast by all holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the Business Combination Statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The Business Combination Statute does not apply, however, to business combinations that are (a) exempted in the corporation's charter prior to the time the corporation became subject to the Business Combination Statute or (b) approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. After a corporation becomes subject to the Business Combination Statute, in order to amend the corporation's charter to elect not to be subject to the foregoing requirements with respect to one or more Interested Stockholders, the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders is required.

  Generally the Company is subject to the provisions of the Business Combination Statute; however, the Company's Charter exempts from the Business Combination Statute any future "business combinations" between the Company and Dr. Robert W. Deutsch or members of his immediate family.

CONTROL SHARE ACQUISITIONS

  Section 3-701 et seq. of the Maryland General Corporation Law provides that "control shares" of a Maryland Corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

  A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

  Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the articles or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. The Company's Charter exempts the applicability of the control share acquisitions made by Dr. Robert W. Deutsch and members of his immediate family.

  The Business Combination Statute and the control share acquisition statute could have the effect of discouraging takeover proposals and delaying or preventing a change of control of the Company not approved by its Board of Directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 13,795,367 shares of Common Stock. Sales of a substantial number of shares of Common Stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price for the Company's Common Stock. Substantially all of the shares to be outstanding upon completion of this offering (other than the 3,000,000 shares being offered hereby) are subject to the lock-up agreements described below. Of the shares to be outstanding upon completion of this offering, 10,161,707 shares are "restricted," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). Of these restricted shares, 4,215,450 have been held for more than two years and, as such, will be salable upon expiration of the lock-up agreements described below, subject to certain volume and manner of sale restrictions under Rule 144 of the Securities Act.

  The 3,221,160 shares reserved for issuance upon exercise of options outstanding on December 31, 1996 and the 818,640 shares reserved for issuance upon exercise of future grants under the Company's stock option plan will be registered under the Securities Act 90 days after completion of this offering. The Company has an additional 175,000 shares of Common Stock reserved for issuance in connection with its Employee Stock Purchase Plan which the Company intends to register under the Securities Act no earlier than September 1, 1997. Other than shares subject to the lock-up agreements, shares registered under the Securities Act will be freely transferable upon issuance unless acquired by affiliates of the Company. Of the shares subject to outstanding options, 1,105,320 shares are issuable upon exercise of fully vested options, with 390,000 of such shares subject to the lock-up agreements described below. See "Management--Employee Benefit Plans."

  All directors, executive officers, principal stockholders and certain other officers of the Company who hold in the aggregate 10,641,227 shares of Common Stock (plus options to purchase an aggregate of 826,500 shares), and the Company have agreed not to sell or otherwise dispose of any of their shares or options for a period of 180 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C. However, William Blair & Company, L.L.C., may, in its sole discretion and at any time without notice, release for public sale all or any portion of these shares subject to such lock-up agreements. See "Underwriting."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell restricted shares if at least two years have passed since the later of the time such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of: (i) 1% of the then outstanding shares of the Common Stock (approximately 138,000 shares immediately following this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about the Company. All shares held by persons who are deemed to be affiliates of the Company are subject to the volume limitations and other requirements of Rule 144 regardless of how long the shares have been owned or how they were acquired. Restricted shares held by non-affiliates of the Company for more than three years can be sold without limitation under Rule 144.

  Prior to the offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of shares of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock following this offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  The several Underwriters named below (the "Underwriters"), for which William Blair & Company, L.L.C. and Montgomery Securities are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                       NUMBER OF
UNDERWRITERS                                                            SHARES
------------                                                           ---------
William Blair & Company, L.L.C. ......................................
Montgomery Securities.................................................
                                                                       ---------
    Total............................................................. 3,000,000
                                                                       =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters shall be increased or the Underwriting Agreement may be terminated.

  The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such
price less a concession of not more than $    per share. The Underwriters may
allow, and such dealers may re-allow, a concession not in excess of $   per
share to certain other dealers. After commencement of the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

  The Company and two stockholders (the "Selling Stockholders") have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 282,000 and 168,000 additional shares of Common Stock, respectively, to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. If less than all of such additional shares are purchased, the Underwriters will purchase such shares first from the Selling Stockholders, pro rata, and then from the Company. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

  The directors, executive and certain other officers and principal stockholders of the Company who hold in the aggregate 10,641,227 shares of Common Stock (plus options to purchase an additional 826,500 shares of Common Stock) and the Company have agreed that for a period of 180 days after the date of this Prospectus,

                             RWD TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants................................... F-2
Balance Sheets as of December 31, 1995 and 1996............................ F-3
Statements of Income for the years ended December 31, 1994, 1995 and 1996.. F-4
Statements of Changes in Stockholders' Equity for the years ended December
 31, 1994, 1995 and 1996................................................... F-5
Statements of Cash Flows for the years ended December 31, 1994, 1995 and
 1996...................................................................... F-6
Notes to Financial Statements.............................................. F-7

  After the stock split discussed in Note 1 to RWD Technologies, Inc.'s financial statements is effected, we expect to be in a position to render the following audit report.

Arthur Andersen LLP
 January 31, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors ofRWD Technologies, Inc.:

  We have audited the accompanying balance sheets of RWD Technologies, Inc. (a Maryland corporation) as of December 31, 1995 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RWD Technologies, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Baltimore, Maryland

                             RWD TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
                       ASSETS
CURRENT ASSETS:
  Cash............................................... $   390,900  $ 3,530,600
  Investments, held-to-maturity......................   2,003,100    1,502,300
  Investments, available-for-sale....................         --       500,600
  Contract accounts receivable, net of allowance for
   doubtful accounts of $412,300 and $383,700, re-
   spectively........................................  11,448,800   11,981,600
  Costs and estimated earnings in excess of billings
   on uncompleted contracts..........................   3,839,800    3,331,400
  Prepaid expenses and other.........................     856,900      849,500
                                                      -----------  -----------
    Total Current Assets.............................  18,539,500   21,696,000
                                                      -----------  -----------
FIXED ASSETS:
  Furniture and fixtures.............................   2,627,900    4,826,300
  Office equipment...................................     835,500    1,448,300
  Computer equipment.................................   3,940,300    5,594,400
  Leasehold improvements.............................     280,400      725,900
                                                      -----------  -----------
    Total Fixed Assets...............................   7,684,100   12,594,900
  Less-Accumulated depreciation and amortization.....  (2,638,600)  (4,718,000)
                                                      -----------  -----------
    Net Fixed Assets.................................   5,045,500    7,876,900
                                                      -----------  -----------
OTHER ASSETS.........................................      73,100      285,500
                                                      -----------  -----------
      Total Assets................................... $23,658,100  $29,858,400
                                                      ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable................................... $   254,000  $   652,800
  Accrued payroll and other..........................   1,675,500    1,641,500
  Accrued vacation payable...........................     610,400      817,400
  Billings in excess of costs and estimated earnings
   on uncompleted contracts..........................   1,860,500    2,689,300
  Borrowings under line of credit....................   2,700,000          --
  Current portion of capital lease obligation........         --        41,600
  Related party debt.................................         --     3,800,000
                                                      -----------  -----------
    Total Current Liabilities........................   7,100,400    9,642,600
NONCURRENT LIABILITIES:
  Long-term related party debt.......................   3,800,000          --
  Capital lease obligation, net of current portion...         --        83,400
                                                      -----------  -----------
    Total Liabilities................................  10,900,400    9,726,000
                                                      -----------  -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.10 par value; authorized--
   50,000,000 shares; issued and outstanding--
   4,849,110, and 4,859,640, respectively............     484,900      486,000
  Additional paid-in capital.........................   2,747,900    2,753,800
  Retained earnings..................................   9,524,900   16,892,600
                                                      -----------  -----------
    Total Stockholders' Equity.......................  12,757,700   20,132,400
                                                      -----------  -----------
      Total Liabilities and Stockholders' Equity..... $23,658,100  $29,858,400
                                                      ===========  ===========

        The accompanying notes are an integral part of these statements.

                             RWD TECHNOLOGIES, INC.

                              STATEMENTS OF INCOME

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
Revenue................................. $29,423,900  $47,131,600  $65,005,500
Cost of services........................  21,750,800   35,268,900   48,131,300
                                         -----------  -----------  -----------
Gross profit............................   7,673,100   11,862,700   16,874,200
General and administrative expenses.....   3,514,700    5,212,100    8,137,500
                                         -----------  -----------  -----------
Operating income........................   4,158,400    6,650,600    8,736,700
Interest expense........................    (339,900)    (342,800)    (388,600)
Interest and other income...............     154,100      222,300      265,500
                                         -----------  -----------  -----------
Income before taxes.....................   3,972,600    6,530,100    8,613,600
Provision for income taxes..............      59,800      168,500      364,900
                                         -----------  -----------  -----------
  Net income............................ $ 3,912,800  $ 6,361,600  $ 8,248,700
                                         ===========  ===========  ===========
Pro Forma Information (unaudited):
  Income before taxes, as reported...... $ 3,972,600  $ 6,530,100  $ 8,613,600
  Pro forma income tax provision to
   recognize C Corporation provision for
   income taxes ........................   1,589,000    2,612,000    3,445,500
                                         -----------  -----------  -----------
    Pro forma net income................ $ 2,383,600  $ 3,918,100  $ 5,168,100
                                         ===========  ===========  ===========
  Pro forma net income per share........ $      0.19  $      0.32  $      0.42
                                         ===========  ===========  ===========
  Weighted average shares outstanding...  12,273,300   12,273,100   12,273,100
                                         ===========  ===========  ===========


        The accompanying notes are an integral part of these statements.

                             RWD TECHNOLOGIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                     RETAINED
                                                       ADDITIONAL    EARNINGS
                                              COMMON    PAID-IN    (ACCUMULATED
                                              STOCK     CAPITAL      DEFICIT)
                                             --------  ----------  ------------
BALANCE, DECEMBER 31, 1993.................. $484,900  $2,748,500  $  (749,500)
  Stock options exercised...................      --          400          --
  Common stock repurchased..................      --         (300)         --
  Net income................................      --          --     3,912,800
                                             --------  ----------  -----------
BALANCE, DECEMBER 31, 1994..................  484,900   2,748,600    3,163,300
  Stock options exercised...................      --          300          --
  Common stock repurchased..................      --       (1,000)         --
  Net income................................      --          --     6,361,600
                                             --------  ----------  -----------
BALANCE, DECEMBER 31, 1995..................  484,900   2,747,900    9,524,900
  Stock options exercised...................    4,600      26,800          --
  Common stock repurchased..................   (3,500)    (20,900)    (189,700)
  Stockholder distributions.................      --          --      (691,300)
  Net income................................      --          --     8,248,700
                                             --------  ----------  -----------
BALANCE, DECEMBER 31, 1996.................. $486,000  $2,753,800  $16,892,600
                                             ========  ==========  ===========


        The accompanying notes are an integral part of these statements.

                             RWD TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................ $ 3,912,800  $ 6,361,600  $ 8,248,700
  Adjustments to reconcile net income to
   net cash from operating activities--
    Depreciation and amortization.......     568,500    1,179,800    2,232,400
    (Gain) loss on sale of fixed assets.      (1,700)       6,000       31,600
    Increase in contract accounts re-
     ceivable, net......................  (2,922,900)  (3,652,900)    (532,800)
    (Increase) decrease in costs and es-
     timated earnings in excess of bill-
     ings on uncompleted contracts......    (885,600)  (1,826,200)     508,400
    (Increase) decrease in prepaid ex-
     penses and other...................    (202,900)    (436,500)       7,400
    Increase in payables and accrued ex-
     penses.............................     193,800      806,000      571,800
    (Decrease) increase in billings in
     excess of costs and estimated
     earnings on uncompleted contracts..    (203,000)     593,800      828,800
                                         -----------  -----------  -----------
      Net cash from operating activi-
       ties.............................     459,000    3,031,600   11,896,300
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of investments...............  (6,501,800)  (2,272,200)  (2,002,900)
  Proceeds from maturities of invest-
   ments................................   6,739,300    1,995,300    2,003,100
  Purchase of fixed assets..............  (1,433,000)  (3,738,100)  (4,961,300)
  (Increase) decrease in other assets...     (37,600)       3,400      (50,000)
  Proceeds from sale of fixed assets....      10,900        7,300        8,400
                                         -----------  -----------  -----------
    Net cash from investing activities..  (1,222,200)  (4,004,300)  (5,002,700)
                                         -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in cash overdraft.     859,500     (859,500)         --
  Net (payments) borrowings under line
   of credit............................    (400,700)   2,223,800   (2,700,000)
  Principal portion paid on capital
   lease obligation.....................         --           --       (17,500)
  Shareholder distributions.............         --           --      (691,300)
  Issuance of common stock..............         400          300       31,400
  Purchase of common stock..............        (300)      (1,000)    (214,100)
  Public offering issuance costs........         --           --      (162,400)
                                         -----------  -----------  -----------
    Net cash from financing activities..     458,900    1,363,600   (3,753,900)
                                         -----------  -----------  -----------
NET (DECREASE) INCREASE IN CASH.........    (304,300)     390,900    3,139,700
CASH, beginning of year.................     304,300          --       390,900
                                         -----------  -----------  -----------
CASH, end of year....................... $       --   $   390,900  $ 3,530,600
                                         ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURE:
  Income taxes paid..................... $       --   $   270,400  $   334,600
                                         ===========  ===========  ===========
  Interest expense paid................. $   339,900  $   342,800  $   388,600
                                         ===========  ===========  ===========

  In 1996, the Company entered into a $142,500 capital lease.

        The accompanying notes are an integral part of these statements.

                            RWD TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Organization and Business

  RWD Technologies, Inc. (the "Company") was incorporated on January 22, 1988, in the State of Maryland. The Company provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments.

  The Company's operations depend, among other things, upon the Company's ability to attract, develop and retain a sufficient number of highly skilled professional employees. In addition, the Company's revenue is generated from a limited number of clients in specific industries. Future operations may be affected by its ability to retain these clients, and cyclical and economic factors that could impact those industries. An evaluation of the Company's operations should also include consideration of the "Risk Factors" described in the Prospectus related to the Company's contemplated public offering.

 Basis of Presentation

  The accompanying financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of total revenue and expenses during the reporting period. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying financial statements.

 Contemplated Initial Public Offering (IPO)

  The Company is currently contemplating an IPO. Prior to the IPO, the Company will make a $14,000,000 S Corporation distribution representing earnings not previously distributed to the stockholders. The proceeds of the IPO will be used to retire the $3,800,000 of stockholder notes, and the Company will use the remaining proceeds for working capital to support the planned growth of its business and for other general corporate purposes.

 Investments

  Investments as of December 31, 1995 and 1996 consist of U.S. government securities of $2,003,100 and $2,002,900, respectively. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all investments are classified as held-for-maturity except for $500,600 as of December 31, 1996, which is classified as available-for-sale. Investments classified as held-to-maturity are recorded at amortized cost and investments classified as available-for-sale are recorded at market value. The amortized cost approximated market value for all investments as of December 31, 1995 and 1996.

 Financial Instruments

  Financial instruments as of December 31, 1995 and 1996, consist of cash, investments, receivables, accounts payable, borrowings under line of credit, related party debt and a capital lease obligation, all of which the carrying amounts approximate market.

                            RWD TECHNOLOGIES, INC.

 Fixed Assets

  Fixed assets are stated at cost. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives, as follows:

       Furniture and fixtures....................................... 7 years
       Office equipment............................................. 5 years
       Computer equipment........................................... 3-5 years
       Leasehold improvements....................................... 7-10 years

  The depreciation and amortization expenses for the years ended December 31, 1994, 1995 and 1996, were $568,500, $1,179,800 and $2,232,400, respectively.

 Revenue Recognition

  Almost all of RWD's revenue is generated from professional fees. The majority of the Company's contracts are on a time-and-materials basis, although many of the contracts contain initial "not-to-exceed" fees and Company performance obligations. The remainder of the Company's contracts are on a fixed-bid basis. Revenue is recognized using the percentage of completion method. The Company's contracts generally vary in length from one to 24 months.

  Earned revenue is based on the percentage that direct labor and other contract costs incurred to date bear to total estimated costs, after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed-upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known.

 Significant Clients

  Automobile industry clients generated 46.9%, 43.5% and 40.6% of the Company's revenue in 1994, 1995 and 1996, respectively. During the years ended December 31, 1994, 1995 and 1996, sales to one client were approximately 33.2%, 33.9% and 28.5%, respectively, of total revenue for that year. No other client represented more than 10% of the Company's revenue in any of these years.

 Segment Information

  The Company operates within one industry segment.

 Income Taxes

  Historically, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code which provide that, in lieu of corporate, federal and some state income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. In connection with the IPO of the Company's common stock, the Company will be taxed as a C Corporation. As a result of the Company's Subchapter S election, the accompanying statements of income do not include an income tax provision for federal and most state income taxes; however, pro forma adjustments to reflect a total provision for income taxes have been made. The pro forma adjustments have been made in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", at an effective rate of 40.0% for the years ended December 31, 1994, 1995 and 1996, which is the tax rate which would have been in effect had the Company been taxed as a C Corporation.

                            RWD TECHNOLOGIES, INC.

 Earnings Per Share

  Pro forma earnings per share are based on the weighted average number of common and dilutive common equivalent shares for stock options outstanding during the period the calculation is made. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options, using the treasury stock method and the estimated IPO price of $11.00 per share. The options outstanding as of December 31, 1996 were assumed to be outstanding for all of 1995 and 1996. The majority stockholder plans to exercise options to acquire 5,370,000 shares concurrent with the completion of the IPO. The majority stockholder's options are included in the weighted average shares outstanding as if the 5,370,000 shares were outstanding for all periods presented. The weighted average shares outstanding is calculated as follows:

                                                   YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
     Common stock............................. $4,850,500 $4,850,300 $4,850,300
     Dilutive effect of majority stockholder
      options to be exercised.................  5,370,000 5,370,0000  5,370,000
                                               ---------- ---------- ----------
     Dilutive effect of remaining common
      equivalent shares....................... $2,052,800 $2,052,800 $2,052,800
                                               ========== ========== ==========
     Weighted average shares outstanding...... 12,273,300 12,273,100 12,273,100
                                               ========== ========== ==========

 Stock Split

  The Company intends to effect a three for one stock split prior to the IPO. All share data included in the accompanying financial statements and notes thereto are as if the stock split had occurred.

 New Accounting Standards

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements with fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 as of January 1, 1996 had no impact on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation expense or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has elected to continue to measure compensation expense under APB No. 25, with pro forma footnote disclosures of the expense under the SFAS No. 123 method. (See Note 5).

                            RWD TECHNOLOGIES, INC.

2. COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROCESS:

                                                          AS OF DECEMBER 31,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
     Cost incurred and estimated earnings on
      uncompleted contracts............................ $39,721,500 $59,311,700
     Less: Billings to date on uncompleted contracts...  37,742,200  58,669,600
                                                        ----------- -----------
       Net unbilled revenue............................ $ 1,979,300 $   642,100
                                                        =========== ===========
     Included in the accompanying balance sheets under
      the following captions:
       Costs and estimated earnings in excess of
        billings on uncompleted contracts.............. $ 3,839,800 $ 3,331,400
       Billings in excess of costs and estimated
        earnings on uncompleted contracts..............   1,860,500   2,689,300
                                                        ----------- -----------
                                                        $ 1,979,300 $   642,100
                                                        =========== ===========

  Generally, contracts provide for the billing of costs incurred and estimated fees on primarily a monthly basis. Amounts incurred in "costs and estimated earnings in excess of billings on uncompleted contracts" in the accompanying financial statements will be billed within twelve months of the balance sheet date.

3. DEBT:

  Debt consists of the following as of December 31, 1995 and 1996:

     Note payable--9.0%, due March 31, 1998, unsecured.............. $  200,000
     Note payable--9.0%, due March 31, 1998, unsecured..............  3,600,000
                                                                     ----------
       Total........................................................ $3,800,000
                                                                     ==========

  The notes payable listed above are payable to two officers of the Company who are principal stockholders of the Company. Interest expense during the years ended December 31, 1994, 1995 and 1996 on these loans from stockholders was $338,600, $342,000 and $342,000, respectively. The Company intends to retire the existing notes payable concurrent with the proposed IPO.

  The Company has a line of credit agreement with a bank which extends to working capital (Facility A) and vehicle and equipment purchases or leases (Facility B). Facility A is an unsecured line of $7,500,000. Facility B is secured by the specific vehicles or equipment being leased or purchased and advances under this $250,000 line are limited to 80% of the cost of assets purchased or 100% of the cost of assets leased. Interest under this agreement is at the 30-day LIBOR rate, plus 1.75%. During the years ended December 31, 1994, 1995 and 1996, the average outstanding balance, the highest balance outstanding, the weighted average interest rates and the interest rate at end of year were as follows:

                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                1994       1995        1996
                                              --------  ----------  ----------
     Average month-end outstanding balance... $ 66,900  $  225,000  $   58,300
     Highest balance outstanding............. $476,200  $2,700,000  $2,700,000
     Weighted average interest rates.........      6.4%        7.8%        7.2%
     Interest rate at end of year............      7.9%        7.7%        7.4%

                            RWD TECHNOLOGIES, INC.

4. COMMITMENTS AND CONTINGENCIES:

 Commitments

  The Company leases its office facilities under various operating leases which expire through December 31, 2003. The leases require the Company to pay for a portion of common area maintenance expenses and real estate taxes. Rent expense for the years ended December 31, 1994, 1995 and 1996 was $660,200, $1,265,800 and $2,016,000, respectively. During 1996, the Company entered into a capital lease obligation for a copy machine. Future minimum payments under these operating and capital leases, as of December 31, 1996, are as follows:

   YEAR ENDING DECEMBER 31,                       CAPITAL LEASE OPERATING LEASES
   ------------------------                       ------------- ----------------
       1997......................................    $66,300      $ 2,256,200
       1998......................................     66,300        2,346,400
       1999......................................     33,100        2,199,100
       2000......................................        --         1,970,500
       2001......................................        --         1,500,400
       2002 and thereafter.......................        --         2,718,800
                                                     -------      -----------
         Total minimum lease payments............    165,700      $12,991,400
                                                                  ===========
   Less: Amounts representing imputed interest...     40,700
                                                     -------
         Present value of net minimum payments...    125,000
   Less: Current portion.........................     41,600
                                                     -------
                                                     $83,400
                                                     =======

  The Company has entered into employment agreements with certain key employees with initial terms of three years, subject to successive one year renewals.

 Litigation

  The Company is party to various litigation arising in the ordinary course of its business. It is management's opinion, after consultation with its legal counsel, that none of the outcomes of these claims, whether individually or in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

5. STOCK OPTION AND PURCHASE AGREEMENTS:

  The Company has entered into various stock option agreements with key employees. The options granted under these agreements expire at the earlier of termination of employment or ten years from the date of grant.

  The Company has also instituted a stock option plan whereby the Board of Directors, at its discretion, can award employees and outside directors options to purchase shares of the Company's common stock. Options for 4,065,000 shares are authorized under the plan. The options granted to employees under this plan vest over five years at a rate of 20% per year and expire at the earlier of termination of employment or December 31, ten years after the first vesting date. The options granted to outside directors will vest ratably over a three year period, beginning one year after grant, and will expire at the earlier of termination or ten years after the first vesting date.

  During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation," which defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement allows an entity to continue to measure compensation cost for those

                            RWD TECHNOLOGIES, INC.

plans using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma footnote disclosures of net income and earnings per share, as if the fair value based method of accounting defined in this Statement had been applied.

  The Company has elected to account for its stock-based compensation plans in accordance with APB No. 25, under which no compensation cost has been recognized. The Company has computed for pro forma disclosure purposes the value of all compensatory options granted during 1995 and 1996, using the Black-Scholes option pricing model as prescribed by SFAS No. 123. During 1995, the Company issued noncompensatory stock options to its founding stockholders. The following assumptions were used for grants:

                                                               1995      1996
                                                             --------  --------
     Risk-free interest rate (range)........................ 5.4%-7.8% 6.2%-6.7%
     Expected dividend yield................................   0.0%      0.0%
     Expected lives......................................... 5 years   5 years
     Expected volatility....................................   42.0%     42.0%

  Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting. Had compensation costs for compensatory options been determined consistent with SFAS No. 123, the Company's pro forma net income and earnings per share information reflected on the accompanying statements of income would have been reduced to the following "as adjusted" amounts:

                                                              1995       1996
                                                           ---------- ----------
     Net Income:
       As reported in pro forma information............... $3,918,100 $5,168,100
       As adjusted........................................ $3,881,700 $5,038,800
     Earnings Per Share:
       As reported in pro forma information...............      $0.32      $0.42
       As adjusted........................................      $0.32      $0.41

  The Company's stock did not actively trade during 1995 or 1996.

  The following table summarizes all stock option and purchase right activity for the three years ended December 31, 1994, 1995 and 1996.

                               KEY PARTY OPTION
                                  AGREEMENTS     EMPLOYEE PLAN   EXERCISE PRICE
                               NUMBER OF SHARES NUMBER OF SHARES   PER SHARE
                               ---------------- ---------------- --------------
   Outstanding as of December
    31, 1993.................     3,912,000          728,100       $     0.67
     Granted.................           --           557,100             0.67
     Exercised...............           --              (660)            0.67
     Terminated..............           --          (147,000)            0.67
                                  ---------        ---------
   Outstanding as of December
    31, 1994.................     3,912,000        1,137,540             0.67
     Granted.................     2,125,740        1,464,750        0.67-1.00
     Exercised...............           --              (450)            0.67
     Terminated..............       (37,500)        (298,590)       0.67-1.00
                                  ---------        ---------
   Outstanding as of December
    31, 1995.................     6,000,240        2,303,250        0.67-1.00
     Granted.................           --         1,069,350             6.00
     Exercised...............       (10,080)         (36,150)       0.67-1.00
     Terminated..............           --          (132,450)       0.67-1.00
                                  ---------        ---------
   Outstanding as of December
    31, 1996.................     5,990,160        3,204,000        0.67-6.00
                                  =========        =========

                            RWD TECHNOLOGIES, INC.

  Weighted average fair value of options granted for the years ended December 31, 1995 and 1996 was $0.43 and $2.78, respectively.

  In connection with the proposed IPO, certain stockholders intend to exercise outstanding options held.

  The Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"), subject to stockholder approval. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers), and all other employees whose customary employment is for more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of 175,000 shares of the Company's Common Stock are reserved for issuance under the Stock Purchase Plan and available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company.

6. RETIREMENT SAVINGS PLAN:

  The Company has a Retirement Savings Plan (401(k) plan) whereby employees may contribute up to the limits established by the Internal Revenue Service. The Company, at the discretion of the Board of Directors, will match employee contributions up to 15%. The Company contributed $498,800, $1,100,900 and $1,102,400 to the plan during the years ended December 31, 1994, 1995 and 1996, respectively.

7. INCOME TAXES:

  In connection with the Company's change in tax election, the Company will record a deferred income tax liability and corresponding income tax expense arising from a change in the Company's tax status and a change from the cash basis to the accrual basis of accounting for tax purposes. Beginning with this change, the Company will provide for deferred income taxes under the asset and liability method of accounting. This method requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

  A reconciliation of the statutory tax to the effective tax for the years ended December 31, 1994, 1995 and 1996 is as follows:

                                 1994         1995         1996
                              -----------  -----------  -----------
   Statutory tax (at 34%
    rate).................... $ 1,350,700  $ 2,220,200  $ 2,928,600
   State taxes, net of fed-
    eral benefit.............     210,500      346,100      456,500
   Effect of S corporation
    income taxes.............  (1,539,300)  (2,455,100)  (3,092,200)
   Other.....................      37,900       57,300       72,000
                              -----------  -----------  -----------
     Provision for income
      taxes.................. $    59,800  $   168,500  $   364,900
                              ===========  ===========  ===========

                           Dedicated to Helping Clients Compete
                           by Focusing on End-User Performance

[PHOTO APPEARS HERE]       Plant Floor Training
                           RWD provides performance-based training programs for plant-floor workers at a large U.S. automobile manufacturer. As a result, worker competency has increased while classroom time and training costs have dramatically decreased.

[PHOTO APPEARS HERE]       Custom Information Systems Embedded for
                           "Just-In-Time" Access
                           RWD developed and deployed a "just-in-time" information system for a major pulp and paper manufacturer, designed to capture and share expert-level knowledge with new plant-floor workers. This
                           Embedded Performance Support System (EPSS) is designed to reduce plant downtime and improve overall product quality.

[PHOTO APPEARS HERE]       Enterprise Wide Software Implementations
                           An international chemical company engaged RWD to develop an on-line reference system, training and documentation materials, and job aids for users of their SAP software, worldwide. These tools greatly increased end-user productivity, reduced classroom training time, and decreased time-to-competence.

[PHOTO APPEARS HERE]       Global Lean Manufacturing
                           A large automobile manufacturer asked RWD to apply lean manufacturing principles to their European engine production line to reduce supply system and labor inefficiencies. This resulted in annual cost savings to the client of five times the cost of RWD's services.

[PHOTO APPEARS HERE]       Call Center Systems
                           RWD developed and deployed an easy-to-use room reservation system for an international hotel chain that annually answers 22 million calls for properties worldwide. The new system significantly reduced operator training time, time-to-competency, and overall call handling time.

[PHOTO APPEARS HERE]       Workflow Process Redesign and Training
                           A major oil company asked RWD to help redesign its refinery work-flow and to develop task-oriented operating manuals, procedures, and performance-based training courses. These process improvements resulted in increased refinery run times and decreased the frequency and duration of unit shutdowns.

[PHOTO APPEARS HERE]       Operation and Safety Document Management
                           RWD developed a sophisticated Electronic Document
                           Management System (EDMS) to help a consortium of major oil companies and a foreign government manage more than 150,000 operation and safety documents.
                           Document retrieval times were reduced from approximately 10 minutes to four seconds.

                                         [LOGO OF RWD TECHNOLOGIES APPEARS HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAK-ING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Dividend Policy and Prior S Corporation Status............................   11
Capitalization............................................................   12
Dilution..................................................................   13
Selected Financial Data...................................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   22
Management................................................................   32
Certain Transactions......................................................   39
Principal Stockholders....................................................   40
Description of Capital Stock..............................................   41
Shares Eligible for Future Sale...........................................   44
Underwriting..............................................................   45
Legal Matters.............................................................   46
Experts...................................................................   46
Additional Information....................................................   46
Index to Financial Statements.............................................  F-1

                                ---------------
  UNTIL       , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES


                [LOGO OF RWD TECHNOLOGIES, INC. APPEARS HERE]

                                  COMMON STOCK


                                 ------------

                                   PROSPECTUS

                                        , 1997

                                 ------------


                            WILLIAM BLAIR & COMPANY

                             MONTGOMERY SECURITIES


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses in connection with this Registration Statement. The Company will pay all expenses of the offering. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission, NASD and Nasdaq.

   Securities and Exchange Commission Filing Fee...................... $ 12,546
   NASD Filing Fee....................................................    4,640
   Nasdaq Listing Fee.................................................   50,000
   Printing Fees and Expenses.........................................        *
   Legal Fees and Expenses............................................        *
   Directors' and Officers' Insurance Premium.........................        *
   Accounting Fees and Expenses.......................................        *
   Blue Sky Fees and Expenses.........................................        *
   Miscellaneous......................................................        *
                                                                       --------
     TOTAL............................................................ $985,000
                                                                       ========

--------
* To be completed in an amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. The Maryland General Corporation Law provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:
(1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter and By-Laws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland General Corporation Law and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

  The Charter and By-Laws provides that the Company will indemnify its directors and officers and may indemnify employees or agents of the Company to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Company. In addition, the Company's Charter provides that its directors and officers will not be liable to stockholders for money damages, except in limited instances. However, nothing in the Charter or By-Laws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Maryland General Corporation Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

  The form of underwriting agreement, filed as Exhibit 1.1 hereto, contains provisions by which the Underwriters agree to indemnify the Registrant and each officer, director and controlling person of the Registrant against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this registration statement, the Company has issued shares of Common Stock in the following transactions, each of which was intended to be exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereunder. No underwriters were involved in connection with the sales of these securities.

  From January 1, 1994 to the present, the Company has granted options to purchase a total of 11,191,440 shares of Common Stock at exercise prices ranging from $.67 per share to $6.00 per share.

  From January 1, 1994 to the present, 11 employees of the Company have exercised stock options for 107,310 shares of Common Stock for aggregate cash payments of $75,415. In addition, the Company will issue 5,926,727 shares of Common Stock to the Company's founding stockholders upon the Concurrent Exercises for an aggregate cash payment of approximately $4.2 million.

ITEM 16. EXHIBITS

  (a)

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    1.01       Form of Underwriting Agreement*
    3.01       Amended and Restated Charter*
    3.02       Amended and Restated By-Laws*
    4.01       Specimen Common Stock Certificate*
    5.01       Opinion of Piper & Marbury L.L.P.
   10.01       Maryland Full-Service Office Lease between the Company and
               Columbia Management, Inc., dated as of January 1, 1994, as amended
   10.02       Chrysler Corporation General Terms & Conditions/Clause Manual--
               Facilities and Material Purchasing--General Terms and Conditions
   10.03       Letter Agreement from First National Bank of Maryland to the
               Company, dated February 27, 1996 regarding $7.5 million
               unsecured line of credit
   10.04       Amended and Restated Equity Participation Plan*
   10.05       Employee Stock Purchase Plan*
   23.01       Consent of Arthur Andersen LLP
   23.02       Consent of Piper & Marbury L.L.P. (included in Exhibit 5.01)
   23.03       Consent of Jerry P. Malec
   24.01       Power of Attorney (included on signature pages hereto)
   27.01       Financial Data Schedule

--------
* To be filed by amendment.

  (b) Financial Statement Schedules:

SCHEDULE
NUMBER                            DESCRIPTION                                      PAGE NO.
--------                          -----------                                      --------
 II                    Valuation and Qualifying Accounts                             S-2

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN COLUMBIA, MARYLAND ON THIS 13TH DAY OF FEBRUARY, 1997.

                                          RWD Technologies, Inc.

                                                 /s/ Dr. Robert W. Deutsch
                                          By __________________________________
                                              DR. ROBERT W. DEUTSCH, CHAIRMAN
                                                AND CHIEF EXECUTIVE OFFICER

  Know all men by these presents, that each person whose signature appears below constitutes and appoints Dr. R. W. Deutsch and J. H. Beakes (with full power to each of them to act alone) as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead in any and all capacities to sign any or all amendments or post-effective amendments to this Registration Statement, including amendments made pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other document necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

      /s/ Dr. Robert W. Deutsch         Chief Executive          February 13,
-------------------------------------    Officer and                 1997
        DR. ROBERT W. DEUTSCH            Chairman of the
                                         Board of Directors
                                         (Principal
                                         Executive Officer)

         /s/ John H. Beakes             President, Chief         February 13,
-------------------------------------    Operating Officer           1997
           JOHN H. BEAKES                and Director

         /s/ Ronald E. Holtz            Vice President,          February 13,
-------------------------------------    Chief Financial             1997
           RONALD E. HOLTZ               Officer and
                                         Director (Principal
                                         Financial and
                                         Accounting Officer)

              SIGNATURE                         TITLE                DATE

         /s/ John E. Lapolla                    Director         February 13,
-------------------------------------                                1997
           JOHN E. LAPOLLA

        /s/ Kenneth J. Rebeck                   Director         February 13,
-------------------------------------                                1997
          KENNETH J. REBECK

        /s/ Jeffrey W. Wendel                   Director         February 13,
-------------------------------------                                1997
          JEFFREY W. WENDEL

        /s/ David J. Deutsch                    Director         February 13,
-------------------------------------                                1997
          DAVID J. DEUTSCH

  After the stock split discussed in Note 1 to RWD Technologies, Inc.'s financial statements is effected, we expect to be in a position to render the following audit report.

Arthur Andersen LLP
 January 31, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of RWD Technologies, Inc.:

  We have audited in accordance with generally accepted auditing standards, the financial statements of RWD Technologies, Inc., a Maryland corporation, included in this registration statement and have issued our report thereon dated January 31, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Baltimore, Maryland

                             RWD TECHNOLOGIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                    BALANCE AT ADDITIONS             BALANCE AT
                                    BEGINNING  CHARGED TO              END OF
                                     OF YEAR    EXPENSE   DEDUCTIONS    YEAR
                                    ---------- ---------- ---------- ----------
Allowance for doubtful accounts:
Year ended December 31, 1994.......  $140,300   $163,300   $   --     $303,600
Year ended December 31, 1995.......   303,600    108,700       --      412,300
Year ended December 31, 1996.......   412,300        --     28,600     383,700

                                 EXHIBIT INDEX

                                                                 SEQUENTIALLY
 EXHIBIT NO                     DESCRIPTION                      NUMBERED PAGE
 ----------                     -----------                      -------------
  1.01      Form of Underwriting Agreement*
  3.01      Amended and Restated Charter*
  3.02      Amended and Restated Bylaws*
  4.01      Specimen Common Stock Certificate*
  5.01      Opinion of Piper & Marbury L.L.P.
 10.01      Maryland Full-Service Office Lease between the
            Company and Columbia Management, Inc., dated as of
            January 1, 1994, as amended
 10.02      Chrysler Corporation General Terms &
            Conditions/Clause Manual--Facilities and Material
            Purchasing--General Terms and Conditions
 10.03      Letter Agreement from First National Bank of
            Maryland to the Company, dated February 27, 1996
            regarding $7.5 million unsecured line of credit
 10.04      Amended and Restated Equity Participation Plan*
 10.05      Employee Stock Purchase Plan*
 23.01      Consent of Arthur Andersen LLP
 23.02      Consent of Piper & Marbury L.L.P. (included in
            Exhibit 5.01)
 23.03      Consent of Jerry P. Malec
 24.01      Power of Attorney (included on signature pages
            hereto)
 27.01      Financial Data Schedule

--------
* To be filed by amendment.